Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON

THURSDAY, JULY 16, 2020

AND

MANAGEMENT PROXY CIRCULAR

June 12, 2020

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Theratechnologies Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of the Corporation will be conducted online only through a live audio webcast at https://web.lumiagm.com/209757070 on Thursday, July 16, 2020, at 10:00 a.m. (Eastern Time) for the following purposes:

(1)	to receive the consolidated financial statements for the fiscal year ended November 30, 2019, as well as the auditors’ report thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint auditors for the ensuing year and authorize the directors to set their compensation;

(4)

to consider, and if deemed advisable, to pass Resolution 2020-1 (the text of which is attached as Appendix “A” to the accompanying Management Proxy Circular), with or without amendments, to approve the amendments to By-Law No. 3 (General By-Laws) of the Corporation, the whole as described in the accompanying Management Proxy Circular;

(5)

to consider, and if deemed advisable, to pass Resolution 2020-2 (the text of which is attached as Appendix “B” to the accompanying Management Proxy Circular), with or without amendments, to approve the implementation of By-Law No.4 (Advance Notice By-Law) establishing the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations, the whole as described in the accompanying Management Proxy Circular;

(6)

to consider, and if deemed advisable, to pass Resolution 2020-3 (the text of which is attached as Appendix “C” to the accompanying Management Proxy Circular), with or without amendments, to approve an increase as well as the replenishment of the reserve of common shares available for issuance under the share option plan of the Corporation, the whole as described in the accompanying Management Proxy Circular; and

(7)	to transact such other business as may properly come before the Meeting.

As a result of the Covid-19 pandemic, the Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/209757070. Shareholders will not be able to attend the meeting in person. All persons registered as shareholders on the records of the Corporation on June 12, 2020 (the “Record Date”) and duly appointed proxyholders are entitled to receive notice of the Meeting and attend, participate and vote at the Meeting online.

Persons who are shareholders of the Corporation but who are not registered on the records of the Corporation (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder are able to attend the Meeting online as “guests” only but are not able to vote and ask questions at the Meeting or any adjournment thereof.

No person who becomes a shareholder of record after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

A shareholder who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your common shares, including if you are a shareholder who is not registered on the records of the Corporation and wish to appoint yourself as a proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to vote at the Meeting. Without a Username, proxyholder will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/Theratech and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All proxy forms must be returned to the attention of the Corporate Secretary of the Corporation, c/o Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Québec, Canada H3A 3S8, prior to 5:00 p.m. (Eastern Time) on July 14, 2020.

As a shareholder of the Corporation, it is very important that you read the accompanying Management Proxy Circular dated June 12, 2020 and other Meeting materials carefully. The Management Proxy Circular and the other Meeting materials contain important information with respect to voting your common shares and attending and participating at the online Meeting.

DATED at Montreal, Québec, Canada, June 12, 2020

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jocelyn Lafond

Jocelyn Lafond

Vice President, Legal Affairs, and Corporate Secretary

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec, Canada H3A 1T8

MANAGEMENT PROXY CIRCULAR

The information contained in this management proxy circular (the “Circular”) is given as at June 12, 2020, except as otherwise noted. All dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.

TABLE OF CONTENTS

ITEM I. INFORMATION RELATING TO VOTING	1

Who is soliciting my proxy?	1
Who can vote at the Meeting?	1
What will I be voting on?	1
How will the matters to be discussed at the Meeting be voted on?	1
Am I a registered shareholder or a non-registered shareholder?	1
How do I vote?	2
Appointment of a Third Party as Proxy	2
How do I attend and participate at the Meeting?	3
How can I deposit my proxy?	4
How can I revoke my proxy?	5
Who can I call with questions?	5
Voting Securities and Principal Holders	5

ITEM II. SUBJECTS TO BE TREATED AT THE MEETING	6

1. Receipt of Financial Statements	6
2. Election of Directors	6
3. Appointment of Auditors	21
4. Amendments to By-Law No. 3	21
5. Approval of By-Law No. 4	22
6. Amendments to Share Option Plan	23
7. Other Matters to be Acted Upon	24

ITEM III. COMPENSATION	25

1. Compensation Discussion & Analysis	25
2. Named Executive Officers	37
3. Summary Compensation Table	38
4. Incentive Plan Awards	40
5. Termination and Change of Control Provisions	42
6. Performance Graph	49

ITEM IV. CORPORATE GOVERNANCE DISCLOSURE	51

ITEM V. OTHER INFORMATION	58

1. Audit Committee Information	58
2. Shareholder Proposals	59
3. Additional Documentation	59
4. Approval by the Board	59

APPENDIX A RESOLUTION 2020-1 - AMENDMENTS TO BY-LAW NO. 3	60

SCHEDULE A TO APPENDIX A – BY-LAW NO. 3	61

APPENDIX B RESOLUTION 2020-2 - APPROVAL OF BY-LAW NO. 4	71

SCHEDULE A TO APPENDIX B – BY-LAW NO. 4	72

APPENDIX C RESOLUTION 2020-3 – AMENDMENTS TO SHARE OPTION PLAN	75

SCHEDULE A TO APPENDIX C – SHARE OPTION PLAN	76

APPENDIX D MANDATE OF THE BOARD OF DIRECTORS	89

APPENDIX E DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY	92

APPENDIX F NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	94

APPENDIX G COMPENSATION COMMITTEE CHARTER	98

APPENDIX H AUDIT COMMITTEE CHARTER	102

ITEM I.	INFORMATION RELATING TO VOTING

The following question and answer sections of the Circular provide guidance on how to vote your common shares (the “Common Shares”) at the annual meeting of shareholders of Theratechnologies Inc. (the “Corporation” or “Theratechnologies”) to be conducted online only through a live audio webcast at https://web.lumiagm.com/209757070 on Thursday, July 16, 2020, at 10:00 a.m. (Eastern Time) (the “Meeting”).

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy. It is expected that the solicitation of proxies will be made primarily by mail. However, officers or employees of the Corporation may also solicit proxies by telephone, telecopy, e-mail or in person. Our employees will receive no compensation for these services. The entire cost of solicitation will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related material to beneficial owners of Common Shares.

Who can vote at the Meeting?

Only holders of record of Common Shares as of the close of business on June 12, 2020 (the “Record Date”) are entitled to receive notice of, attend, participate and vote at, the Meeting or any adjournment thereof.

No person becoming a shareholder of the Corporation after the Record Date will be entitled to receive notice of, and vote at, the Meeting or any adjournment thereof.

What will I be voting on?

The purpose for which the Meeting has been convened is set forth in the notice of meeting dated June 12, 2020 (the “Notice of Meeting”).

How will the matters to be discussed at the Meeting be voted on?

We refer you to each section of the matters to be presented at the Meeting for a description of the votes necessary to adopt or pass a resolution in order to decide each such matters.

Am I a registered shareholder or a non-registered shareholder?

Registered holders of Common Shares (the “Registered Shareholders”) hold Common Shares of the Corporation registered in their names and such Common Shares are generally evidenced by a share certificate or direct registration statement.

However, most holders of Common Shares (the “Non-Registered Shareholders”) beneficially own their Common Shares through a depositary or nominee such as a trustee, financial institution or securities broker (the “Intermediaries”). If your Common Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such shareholder’s instructions.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 1 THERATECHNOLOGIES INC.

How do I vote?

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their Intermediaries to ensure their Common Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form are directors of the Corporation. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Corporation, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy” below.

The persons named or appointed in the form of proxy will vote (or withhold from voting) your Common Shares in respect of which they are appointed as proxies in accordance with the instructions given in the form of proxy. In the absence of instructions, the voting rights attached to the Common Shares referred to in your form of proxy will be exercised FOR the matters mentioned in the attached Notice of Meeting.

Furthermore, the enclosed form of proxy confers upon the proxyholder a discretionary power with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to all other matters which may properly come before the Meeting, or any continuation after adjournment thereof. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting.

2.	Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I attend and participate at the Meeting” below.

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Non-Registered Shareholders of the Corporation and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend and participate at the Meeting” below.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form (as applicable) appointing such Third Party Proxyholder AND register the Third Party Proxyholder, as described below. Registering the Third Party Proxyholder is an additional step

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 2 THERATECHNOLOGIES INC.

to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the Third Party Proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•

Step 1: Submit your form of proxy or voting instruction form: To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Investor Services Inc. (“Computershare”) with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below for additional details.

•

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit https://www.computershare.com/Theratech prior to 5:00 p.m. (Eastern time) on July 14, 2020 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I attend and participate at the Meeting”.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to service@computershare.com (if by email), or Computershare Investor Services Inc., 1500 Robert-Bourassa Boulevard, Montreal, Québec H3A 3S8 (if by courier), and in both cases, must be labeled as “legal proxy” and received prior to 5:00 p.m. (Eastern time) on July 14, 2020.

How do I attend and participate at the Meeting?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via a live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to vote at the Meeting and to ask questions thereat, shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/209757070. Such persons may then enter the Meeting by clicking “I have a login” and by entering a Username and Password before the start of the Meeting:

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 3 THERATECHNOLOGIES INC.

•	Registered Shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “theratech2020” (case sensitive).

If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote and ask questions at the Meeting.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by email after the voting deadline has passed. The Password to the Meeting is “theratech2020” (case sensitive).

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend as a “guest” only and will not be able to vote and ask questions at the Meeting.

Shareholders who wish to appoint a Third Party Proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy” above.

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy” above.

If you attend the Meeting and are entitled to vote thereat, it will be important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow enough time to check into the Meeting online and complete the related procedure.

How can I deposit my proxy?

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 1500 Robert-Bourassa Boulevard, Montreal, Quebec H3A 3S8, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare prior to 5:00 p.m. (Eastern time) on July 14, 2020, or if the Meeting is adjourned, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Common Shares are voted at the Meeting in accordance with your instructions. If you are a Non-Registered Shareholder, you should also carefully follow the instructions provided by your Intermediary to ensure that your Common Shares are voted at the Meeting in accordance with your instructions.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 4 THERATECHNOLOGIES INC.

How can I revoke my proxy?

If you are a Registered Shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a Registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, do not accept the terms and conditions, in which case you can only enter the Meeting as a “guest” and you will not be able to vote and ask questions at the Meeting.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Who can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare, the Corporation’s transfer agent, toll-free at1-800-564-6253, or by email at service@computershare.com, or by mail at:

Computershare Investor Services Inc.

1500 Robert-Bourassa Boulevard

Montreal, Québec H3A 3S8

Voting Securities and Principal Holders

As of June 12, 2020, there were 77,013,411. Common Shares of the Corporation issued and outstanding. The Common Shares are the only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share entitles its holder to one vote with respect to the matters voted on at the Meeting.

Holders of Common Shares whose names are registered on the list of shareholders of the Corporation as at 5:00 p.m. (Eastern time) on June 12, 2020, being the date fixed by the Board of Directors for determination of the registered holders of Common Shares who are entitled to receive Notice of the Meeting and to vote at the Meeting, will be entitled to exercise their voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any continuation after adjournment thereof.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than ten percent (10%) of the outstanding Common Shares of the Corporation.

INFORMATION RELATING TO VOTING MANAGEMENT PROXY CIRCULAR	PAGE 5 THERATECHNOLOGIES INC.

ITEM II.	SUBJECTS TO BE TREATED AT THE MEETING

1.	Receipt of Financial Statements

The consolidated financial statements for the fiscal year ended November 30, 2019 together with the auditors’ report thereon will be presented at the Meeting. The financial statements have already been mailed to you if you requested them, prior to the mailing of this Circular. The financial statements are also available as part of the Corporation’s filings on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov as an exhibit to our Form 40-F dated February 25, 2020. No vote is required on this matter.

2.	Election of Directors

Composition of the Board of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board”) must consist of a minimum of three (3) and a maximum of twenty (20) directors. The Board is currently comprised of seven (7) directors.

Majority Voting Policy

The Board adopted a majority voting policy (the “Majority Voting Policy”) regarding the election of directors pursuant to which a nominee for election as a director of the Corporation who receives a greater number of votes “withheld” than votes “for” will have to tender his/her resignation to the Board immediately following the meeting of shareholders at which the director was a nominee for election. The Board will determine whether to accept such resignation or not. The Board will make its decision and announce it in a press release within ninety (90) days following the meeting of shareholders. The director who tendered his/her resignation will not be part of any committee or Board deliberations pertaining to his/her resignation. The Majority Voting Policy only applies in circumstances involving an uncontested election of directors.

An “uncontested election of directors” means an election of directors in respect of which (i) the number of director nominees is the same as the number of directors proposed by management to be elected to the Board; (ii) no person other than those nominees who are part of the candidates proposed by management listed in a management circular is proposed at a meeting as a candidate for directorship; or (iii) no proxy materials are circulated in support of one or more nominees who are not part of the candidates proposed by management.

Nominees

All of the nominees mentioned below for the director positions of the Corporation are elected for a one-year term ending at the next annual meeting of shareholders or when his/her successor is elected, unless he/she resigns or the position becomes vacant as a result of death, dismissal or otherwise, prior to said meeting.

Management proposes that seven (7) directors be elected at the Meeting. Management does not contemplate that any of the nominees listed in the table below will be unable to fulfill his/her mandate as director.

The following table sets forth, for each nominee, the following information:

–	his/her name;
–	his/her age;
–	his/her place of residence;
–	his/her independence from the Corporation;
–	the date he/she became a director;
–	his/her principal occupation;

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 6 THERATECHNOLOGIES INC.

-	his/her biography;
-	his/her areas of expertise;
-	his/her memberships on the committees of the Board of the Corporation;
-	the number of Board and committee meetings attended in the fiscal year ended November 30, 2019 while acting as a director and committee member;
-	the number of Common Shares, deferred share units (“DSUs”), stock options and convertible notes (“Notes”) held or controlled;
-	his/her compliance with the Shareholding Policy as at November 30, 2019;
-	whether he/she acts as a director of other public companies; and
-	whether he/she acts as a director of a private organization involved in the healthcare industry.

Some of the information set out in the table below with respect to the nominees is not within the knowledge of the Corporation and was provided by each nominee. The information relating to the number of Common Shares, DSUs, stock options and Notes held by the nominees in the table below is at the date of this Circular and is based exclusively on reports filed on the Canadian System for Electronic Disclosure by Insiders as at that date.

Unless instructions are given to withhold from voting with regard to the election of one or more nominees to act as directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the nominees whose names are set out in the table below.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 7 THERATECHNOLOGIES INC.

Sheila M. Frame

Age: 58

Skillman, New Jersey,

USA

Independent

Director since:

March 29, 2019

Areas of Expertise:

-  Pharmaceutical Industry

-  Sales and Marketing Strategy

-  Government Relations

-  Leadership

Compliance with Shareholding Policy:

N.A.(2)

Other Public Company  Directorship:

None

Private Healthcare Organization Directorship:

-  Biosimilar Forum

Principal Occupation		Vice President and Head of Biopharmaceuticals, North America – Sandoz Inc.

Ms. Frame is currently Vice President and Head of Biopharmaceuticals, North America at Sandoz Inc. (a division of Novartis) in the United States. Previously, she successively held the positions of Worldwide General Manager, Immunoscience, Worldwide Commercial Lead, Opdivo® new indications and Biomarker diagnostics, Worldwide Commercial Lead Yervoy® from the US and Vice President, specialty business at Bristol-Myers Squibb in Canada. She was also called upon to occupy several senior roles at UCB Inc. and at AstraZeneca in Canada, the US and the Nordic countries.

Ms. Frame completed the requirements for the Chartered Corporate Director program with the Director’s college in 2006. She also completed a Masters of Business Administration at Concordia University in Montreal and she holds a Bachelor of Arts from York University in Toronto.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors(1)			5	100%
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
6,000	10,043	10,600	-
Committees of the Board of Directors
None

(1)	Five meetings of the Board were held after Ms. Frame was appointed as a Board member.

(2)	Compliance with the Shareholding Policy began on December 1st, 2019.

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Gérald A. Lacoste

Age: 76

Rivière-Rouge,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

-  Securities and Market Regulations

- Corporate Governance

- Mergers & Acquisitions

Compliance with Shareholding Policy:

Yes

Other Public Company  Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors			7	100
Audit Committee			4	100
Nominating and Corporate Governance Committee			2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
100,000	21,936	66,746	45,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee Member of Audit Committee

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 9 THERATECHNOLOGIES INC.

Paul Lévesque

Age: 56

Westmount,

Québec, Canada

Non-Independent

Director since:

April 6, 2020

Areas of Expertise:

-  Sales and Marketing

- Compliance

- Management

Compliance with Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		President and Chief Executive Officer of the Corporation

Paul Lévesque joined the Corporation as President and Chief Executive Officer on April 6, 2020. Mr. Lévesque brings to this role a wealth of pharmaceutical industry experience. He has consistently demonstrated a track record of success and ability to drive growth while serving a broad range of leadership roles in different therapeutic areas and diverse geographies including Asia Pacific/China, Europe and USA/Canada.

Mr. Lévesque has worked in the research-based pharmaceutical industry since 1985 when he joined Upjohn Canada, moving through various sales and sales training positions. He joined Pfizer in 1992 as a product manager and progressed to hold a number of marketing positions. In 2000, he became the first Vice President of Marketing for Pfizer Canada and in 2002, moved to Paris to take a similar position with Pfizer France. In January 2007, Paul was named Country Manager of Canada, a position he held until becoming Chief Marketing Officer for the U.S. in Primary Care. He also served as the Regional President for Pfizer’s Primary Care business covering Japan, Australia/New Zealand, Canada, and the Korea (JACK) Region from January 2014 to December 2015. Thereafter, from April 2016 to August 2016, he held the position of Head of the Pfizer Zika Project, a project addressing public healthcare emergency. From September 2016 to October 2017, he held the position of Global Marketing Head at Pfizer Essential Health and, from November 2017 to April 2020, he was the global President of the Pfizer’s Rare Disease division.

Mr. Lévesque holds a BSc in biochemistry from Laval University, Quebec City, and a Diploma in Management from McGill University, Montreal.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors			N.A.	N.A.
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
19,200	-	487,421	-
Committees of the Board of Directors
None

.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 10 THERATECHNOLOGIES INC.

Gary Littlejohn

Age: 65

Lac-Tremblant-Nord,

Québec, Canada

Independent

Director since:

October 15, 2018

Areas of Expertise:

-  Capital Markets

- Corporate Governance

- Corporate Finance

- Risk Management

Compliance with Shareholding Policy:

Yes(3)

Other Public Company  Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial. Most recently, he held the position of Interim CEO at Helix BioPharma. Mr. Littlejohn also served on the Board of several corporations including Helix BioPharma, ANB Invest, Aegera Pharmaceuticals, Ecopia Biosciences and The Montreal Exchange. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. He also completed the Director Education Program provided by the Canadian Institute of Corporate Directors in 2015. He is a retired lawyer of the Quebec Bar.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors			7	100
Audit Committee(1)			2	100
Compensation Committee(2)			N.A.	N.A.
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
11,080	Nil	19,500	Nil
Committees of the Board of Directors
Chair of Compensation Committee Member of Audit Committee

(1)

Mr. Littlejohn was appointed Chair of the Compensation Committee on August 7, 2019 and no meeting of the Compensation Committee was held in the last fiscal year subsequent to his appointment as Chair of the Compensation Committee.

(2)	Mr. Littlejohn was appointed a member of the Audit Committee on May 15, 2019 and two meetings of the Audit Committee were held subsequent to his appointment.

(3)	Mr. Littlejohn acquired more than 25% of the value he was required to acquire under the Shareholding Policy in the last fiscal year.

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 11 THERATECHNOLOGIES INC.

Paul Pommier

Age: 77

Laval, Québec,

Canada

Independent

Director since:

January 6, 1997

Areas of Expertise:

- Corporate Finance

- Securities

- Mergers & Acquisitions

Compliance with Shareholding Policy:

Yes

Other Public Company  Directorship:

None

Private Healthcare Organization Directorship:

None

Principal Occupation		Corporate Director

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors			7	100
Audit Committee			4	100
Compensation Committee			1	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
390,100	122,208	66,746	-
Committees of the Board of Directors
Chair of Audit Committee Member of Compensation Committee

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Dawn Svoronos

Age: 66

Hudson, Québec

Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

- Pharmaceutical Industry

- Commercialization of Drug Products

Compliance with Shareholding Policy:

Yes

Other Public Company  Directorship:

- PTC Therapeutics, Inc.;

- Xenon Pharmaceuticals Inc.; and

- Global Blood Therapeutics, Inc.

Private Healthcare Organization Directorship:

- AgNovos Healthcare LLC; and

- West Island Palliative Care Residence

Principal Occupation		Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice President of Asia Pacific and Vice President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of three other public companies: PTC Therapeutics, Inc. in New Jersey, U.S.A., Xenon Pharmaceuticals Inc. in British Columbia, Canada, and Global Blood Therapeutics, Inc. in San Francisco, California.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors			7	100
Compensation Committee			1	100
Nominating and Corporate Governance Committee			2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
273,600	855	106,746	-
Committees of the Board of Directors
Member of Compensation Committee Member of Nominating and Corporate Governance Committee

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Dale MacCandlish Weil

Age: 64

Baie d’Urfé,

Québec, Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

- Healthcare Industry

- Commercialization of Products

- Management

- Strategic Planning

Compliance with Shareholding Policy:

Yes

Other Public Company  Directorship:

None

Private Healthcare Organization Directorship:

- McGill University Health Centre:

- Chair of the Governance and Ethics Committee; and

- Member of the Audit and Real Estate Committee

Principal Occupation		Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the West Island Palliative Care Residence) and, in January 2020, she became Executive Director of the West Island Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to healthcare services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation, or McKesson, since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil holds a Master in Business Administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Committee Membership and Meetings Attended in Fiscal Year 2019			#	%
Board of Directors			7	100
Nominating and Corporate Governance Committee			2	100
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
16,700	5,531	41,746	2,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee

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Directors Compensation

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid quarterly on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of the committees of the Board. Directors who are not employed on a full-time basis by the Corporation are also entitled to be granted options under the Option Plan (as defined below) as part of their annual compensation.

In the fiscal year ended November 30 2018, the Compensation Committee retained the services of Willis Towers Watson, an independent third-party consulting firm, for and on behalf of the Corporation, to assess the competitiveness of the compensation paid to its directors compared to the compensation paid to directors of certain other publicly-traded companies in Canada and in the United States after taking into consideration the commercial activities carried out by the Corporation in the United States, the number of Board and committee of the Board meetings held in the past fiscal year and the profile of each director. See “Item III- Compensation – Compensation Discussion and Analysis – Compensation Consultant” below.

At a meeting of the Board of Directors held in December 2018, the Board reviewed and approved the recommendation of the Compensation Committee to maintain the same annual fee-based retainer portion of the compensation paid to each director who is not employed on a full-time basis by the Corporation as that paid to such directors for the fiscal year ended November 30 2018 and increased the annual equity retainer portion to $40,000 from $35,000. At such meeting, the Board also agreed to reserve for issuance 53,400 options for all directors who are not employed on a full-time basis by the Corporation as the annual equity retainer portion for their work during the fiscal year ending November 30, 2019.

In order to determine the number of options to be granted to each director who is not employed on a full-time basis by the Corporation for the fiscal year ending on November 30, 2019, the Board used the Black-Scholes model to calculate the value of an option. The calculation was made as at November 30, 2018. The Black-Scholes model is the most widely adopted and used option model. These 53,400 options were not granted in December 2018 since the Corporation was in a “black-out” period. These options were granted on February 26, 2019. The table below details the hypotheses used to calculate the fair value of an option as at November 30, 2018 and as at February 26, 2019, the date of grant of those 53,400 options.

The table below details the annual fee-based and annual equity-based compensation that was payable in the last fiscal year to the Corporation’s directors who were not employed on a full-time basis by the Corporation.

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Position at Board Level or Committee Level	Compensation for Fiscal Year 2019 Effective January 1, 2019
	Annual Retainer	Value in Stock Options

Annual Retainer to Chair of the Board	$165,000	$40,000

Annual Retainer to Board Members	$60,000	$40,000

Annual Retainer to Chair of the Audit Committee	$16,000	N.A.

Annual Retainer to Chair of the Compensation Committee	$12,000	N.A.

Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$10,000	N.A.

Annual Retainer to Audit Committee Members	$8,000	N.A.

Annual Retainer to Compensation Committee Members	$4,000	N.A.

Annual Retainer to Nominating and Corporate Governance Committee Members	$4,000	N.A.

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The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2019 and the value thereof.

Name	Fees earned ($)	Share-based awards(1)		Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
		(#)	($)

Sheila Frame(3)	20,000	4,229	22,500	--	--	--	--	42,500

Gérald A. Lacoste	78,000	--	--	40,000	--	--	--	118,000

Gary Littlejohn	66,333	--	--	40,000	--	--	--	106,333

Dale MacCandlish Weil(4)	50,000	1,055	7,500	40,000	--	--	--	101,500

Paul Pommier	80,000	--	--	40,000	--	--	--	120,000

Dawn Svoronos	173,000	--	--	40,000	--	--	--	213,000

Jean-Denis Talon(5)	66,666	--	--	40,000	--	--	--	106,666

Luc Tanguay(6)	--	--	--	--	--	--	--	--

(1)	Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (the “DSU Plan”). See “Deferred Share Unit Plan” below.

(2)

Each director who is not employed on a full-time basis by the Corporation received 8,900 options having an aggregate value of $40,000. Although these options were issued on February 26, 2019, at its December 2018 Board meeting, the Board determined the number of options to be issued based on the value of those options as at November 30, 2018 using the Black-Scholes model and this column indicates the value as at that date and not as at the date of grant. In applying the Black-Sholes model to determine the value of those options as at November 30, 2018, the following assumptions were used:

(i) Risk-free interest rate:	2.66%
(ii) Expected volatility:	51.59%
(iii) Average option life in years:	7 years
(iv) Expected dividends:	-
(v) Grant date share price:	$8.18
(vi) Option exercise price:	$8.18
(vii) Grant date fair value:	$4.50

On the date of grant of those options (February 26, 2019), the value of those options using the Black-Scholes model was determined using the following assumptions:

(i) Risk-free interest rate:	2.27%
(ii) Expected volatility:	58.01%
(iii) Average option life in years:	8 years
(iv) Expected dividends:	-
(v) Grant date share price:	$8.76
(vi) Option exercise price:	$8.76
(vii) Grant date fair value:	$5.47

(3)

Ms. Frame was appointed to the Board of Directors on March 29, 2019 and elected to purchase DSUs through the conversion of 100% of one of her quarterly fee-based retainers and through the conversion of 50% of a second quarterly fee-based retainer.

(4)	Ms. MacCandlish Weil elected to purchase DSUs through the conversion of 50% of one of her quarterly fee-based retainers.

(5)	Mr. Jean-Denis Talon resigned from the Board on August 7, 2019.

(6)	Mr. Luc Tanguay was the President and Chief Executive Officer of the Corporation and no compensation was paid to Mr. Tanguay for acting as a director of the Corporation.

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Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2019 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date		Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Sheila Frame	--	--	--		--	--	--	--
Gérald A. Lacoste	10,000	4.75	2020.06.08	(3)	--	--	--	89,060
	15,000	2.45	2026.07.12		24,150
	15,000	6.73	2027.05.16		--
	7,246	9.56	2028.04.06		--
	8,900	8.76	2029.02.26		--
Gary Littlejohn	8,900	8.76	2029.02.26		--	--	--	--
Paul Pommier	10,000	4.75	2020.06.08	(3)	--			496,164
	15,000	2.45	2026.07.12		24,150
	15,000	6.73	2027.05.16		--
	7,246	9.56	2028.04.06		--
	8,900	8.76	2029.02.26		--
Jean-Denis Talon(4)	10,000	4,75	2020.06.08		--			26,182
	15,000	2,45	2026.07.12		24,150
	15,000	6,73	2027.05.16		--
	7,246	9,56	2028.04.06		--
	8,900	8,76	2029.02.26		--
Dawn Svoronos	50,000	0.26	2023.05.29		190,000	--	--	3,471
	15,000	2.45	2026.07.12		24,150
	15,000	6.73	2027.05.16		--
	7,246	9.56	2028.04.06		--
	8,900	8.76	2029.02.26		--
Dale MacCandlish Weil	15,000	6.73	2027.05.16		--	--	--	22,455
	7,246	9.56	2028.04.06		--
	8,900	8.76	2029.02.26		--

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) and the respective exercise price of the options. The TSX was closed for business on November 30, 2019.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 29, 2019 is determined by multiplying the closing price of the Common Shares on the TSX as at November 29, 2019 ($4.06) by the number of share-based awards held as at November 29, 2019. The actual payout value will vary based on the date on which the DSUs will be redeemed.

(3)	Since these options expire during a black-out period, they are now scheduled to expire on July 31, 2020 pursuant to the terms and conditions of the Option Plan (as defined below).

(4)	Mr. Talon resigned from the Board on August 7, 2019 and all of his options expired in April 2020.

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Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2019 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Sheila Frame(3)	3,649	23,159

Gérald A. Lacoste	3,649	Nil	--

Gary Littlejohn	3,649	Nil	--

Paul Pommier	3,649	Nil	--

Dawn Svoronos	3,649	Nil	--

Jean-Denis Talon	3,649

Dale MacCandlish Weil(4)	3,649	7,480	--

(1)

All options granted to directors vest as of the grant date and the exercise price of these options was the closing price of the Common Shares on February 25, 2019 on the TSX. On February 26, 2019, the date of grant, the closing price of the Common Shares on the TSX was $9.17.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. 5,284 DSUs were issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date(s) of grant by the number of share-based awards held as at such date since DSUs vest as at the date of grant.

(3)

Ms. Frame was granted 2,644 DSUs on July 30, 2019 and 1,585 DSUs on October 21, 2019. On July 30, 2019, the closing price of the Common Shares was $5.78 and on October 21, 2019, the closing price of the Common Shares was $4.97.

(4)	Ms. MacCandlish Weil was granted 1,055 DSUs on May 7, 2019. On May 7, 2019, the closing price of the Common Shares was $7.09.

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and executive officers (the “Shareholding Policy”) and the DSU Plan. The Shareholding Policy was suspended in April 2013.

In the 2017 fiscal year, the Board reinstated a revised DSU Plan for its directors and executive officers and a revised Shareholding Policy for its directors who are not employees of the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or DSUs having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSU and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs. All of the directors of the Corporation met the Shareholding Policy as at November 30, 2019. Ms. Frame did not have to comply with the Shareholding Policy in the last fiscal year since she was appointed during such fiscal year.

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Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Messrs. Paul Pommier and Gérald A. Lacoste are grandfathered from this policy.

Restrictions on Trading of Securities

The Corporation has adopted a policy prohibiting all of its directors and executive officers from purchasing and selling Common Shares, and exercising stock options, during blackout periods, as determined from time to time. This policy also prohibits directors and executive officers from short selling the Corporation’s securities.

Board Gender Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

As at November 30, 2019, three (3) women, one of whom acting as Chair, comprised the Board of Directors. As at that date, women represented 50% of all independent Board members and 43% of all Board members. See “Item IV – Corporate Governance Disclosure” below.

Indebtedness of Directors

As at the date hereof, none of the directors of the Corporation and proposed nominee for election as director of the Corporation is indebted to the Corporation. During the last fiscal year of the Corporation, none of the directors of the Corporation was indebted to the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management of the Corporation, no nominee (a) is, as at the date of the Circular, or has been within the ten (10) years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

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3.	Appointment of Auditors

The Corporation’s auditors for the current fiscal year must be elected at the Meeting. The Corporation proposes the appointment of KPMG LLP, Chartered Professional Accountants from Montreal, who have been the Corporation’s auditors since 1993. They will hold office until the next annual meeting of shareholders, or until their successors are appointed. The table below sets forth the fees paid to the auditors of the Corporation for the fiscal years ended November 30, 2019 and 2018, respectively:

Fees	Fiscal Year Ended November 30, 2019 ($)	Fiscal Year Ended November 30, 2018 ($)

Audit Fees(1)	377,500	254,000

Audit-Related Fees(2)	43,750	43,750

Tax Fees(3)	158,092	90,620

Total:	579,342	388,370

(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews, accounting consultations and work performed in connection with securities filings.

(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

Unless instructions are given to withhold from voting with regard to the appointment of the auditors, the persons whose names appear on the enclosed form of proxy will vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation, and to authorize that compensation for their services be determined by the Board.

4.	Amendments to By-Law No. 3

On June 12, 2020, the Board amended and restated By-Law No. 3 of the Corporation, being the General By-Laws (“General By-Laws”) of the Corporation, in order to modernize them to take into consideration the rules enacted under the Business Corporations Act (Québec). The former general by-laws of the Corporation dated from 2006. A copy of the amended and restated By-Law No. 3 blacklined against By-Law No. 3 as it then was in 2006 is attached as Schedule “A” to Appendix “A” to this Circular.

The salient amendments made to the General By-Laws are described below.

Virtual Meetings of Shareholders

The General By-Laws did not have language allowing meeting of shareholders to be held solely by electronic means and, under the Act, unless the by-laws of a corporation allow for the holding of such meetings, the Corporation must hold in-person meetings of shareholders. Given that certain situations could discourage the holding of in-person meetings, such as the current pandemic, the Board believes that it would be in the best interests of its shareholders that the Corporation be able to hold virtual-only meetings of shareholders; provided, however, that such meetings enable participants to communicate directly with one another; and provided, further, that such meetings allow shareholders to cast their votes in a way that allow such votes to

SUBJECTS TO BE TREATED AT THE MEETING MANAGEMENT PROXY CIRCULAR	PAGE 21 THERATECHNOLOGIES INC.

be verified thereafter and protect the secrecy of the votes when ballots are requested. See Section 13 of the General By-Laws.

The Meeting is held online as a result of Ministerial Order 2020-029 issued by the Government of Québec on April 26, 2020.

Executive Committee

The General By-Laws no longer contain a specific provision entitling the Board to create an Executive Committee. The Board is empowered under the Act to create any committee it deems advisable and to delegate to such committee various powers, except those powers that the Board may not delegate pursuant to the Act.

Other Amendments

All other amendments consisted in harmonizing the language of the General By-Laws with that of the Act.

Recommendation of the Board

Shareholders are being asked to consider and, if deemed admissible, to pass Resolution 2020-1, with or without amendments, to approve the implementation of the amended and restated By-Law No. 3 allowing the Corporation to hold meetings solely by electronic means and modernizing the language of the general by-laws of the Corporation with that used in the Act. Resolution 2020-1 is attached as Appendix “A” to this Circular. Resolution 2020-1 must be passed by an ordinary resolution of shareholders.

For the reasons described above, the Board considers the amended and restated By-Law No. 3 to be appropriate and in the best interests of the Corporation. Therefore, the Board recommends that shareholders vote for the approval of Resolution 2020-1.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2020-1, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2020-1.

5.	Approval of By-Law No. 4

On June 12, 2020, the Board adopted By-Law No. 4 (the “Advance Notice By-Law”), the full text of which is attached as Schedule “A” to Appendix “B” to this Circular.

The purpose of the Advance Notice By-Law is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. In particular, the Advance Notice By-Law sets a period of at least (30) days prior to the date of an annual meeting of shareholders, or of any postponement or adjournment thereof, at which directors are to be elected for the submission to the Corporation by shareholders of a notice of director nominations. It also sets forth the information that a shareholder must include in the notice for it to be valid.

The Advance Notice By-Law will allow the Corporation to receive adequate prior written notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability to act as directors. It will also facilitate an orderly and efficient meeting process.

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Recommendation of the Board

Shareholders are being asked to consider and, if deemed advisable, to pass Resolution 2020-2, with or without amendments, to approve the implementation of By-Law No. 4 (Advance Notice By-Law) establishing the conditions and framework under which holders of record of Common Shares of the Corporation may exercise their right to submit director nominations. Resolution 2020-2 is attached as Appendix “B” to this Circular. Resolution 2020-2 must be passed by an ordinary resolution of shareholders.

For the reasons described above, the Board considers the implementation of By-Law No. 4 (Advance Notice By-Law) to be appropriate and in the best interests of the Corporation. Therefore, the Board recommends that shareholders vote for the approval of Resolution 2020-2.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2020-2, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2020-2.

6.	Amendments to Share Option Plan

The share option plan (the “Option Plan”) was established on December 6, 1993 and was amended from time to time thereafter. It provides for a fixed number of Common Shares authorized to be issued thereunder. The Option Plan was last amended on May 16, 2017 to delineate the circumstances pursuant to which the Board has the power and authority to amend the Option Plan.

On June 12, 2020, as a result of a review of the Option Plan by the Compensation Committee (as defined below) and the Board, the Board approved certain amendments to the Option Plan. The revised terms of the Option Plan, and a summary of the amendments approved by the Board, other than amendments of a clerical nature, are described under the heading “Item III – Compensation – Long-Term Incentive Programs – Description of Option Plan” below.

The Option Plan provides that a maximum of 6,580,000 Common Shares may be issued thereunder. It is the Corporation’s intention to increase and to replenish the reserve of Common Shares available for issuance under the Option Plan by an aggregate amount of 3,711,365 Common Shares in order to continue providing long-term incentives to retain, motivate and reward the services of key personnel. Within our industry, stock option grants continue to be a prevalent form of compensation among our peers. Based on these factors and on the Corporation’s need to continue deploying its long-term incentive strategy, the Compensation Committee has recommended to the Board, and the Board agreed, that the number of Common Shares available for issuance under the Option Plan be increased by 1,120,000 Common Shares and be replenished by 2,591,365 Common Shares, bringing the number of Common Shares reserved for issuance under the Option Plan to 7,700,000 (excluding the Common Shares issued prior to June 12, 2020 upon exercise of previously granted options under the Option Plan), representing approximately 9.9% of the total number of issued and outstanding Common Shares as of June 12, 2020 (the “Replenishment”).

Approval of the TSX

The amendments to the Option Plan, including the Replenishment, have been conditionally approved by the TSX.

Recommendation of the Board

Shareholders are being asked to consider and, if deemed advisable, to pass Resolution 2020-3, with or without amendments, to approve the Replenishment. Resolution 2020-3 is attached as Appendix “C” to this Circular and a copy of the amendments to the Option Plan blacklined against the Option Plan as it then was in 2017

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is attached as Schedule “A” to Resolution 2020-3. Resolution 2020-3 must be passed by an ordinary resolution of shareholders.

For the reasons described above, the Board considers the Replenishment to be appropriate and in the best interests of the Corporation. Therefore, the Board recommends that shareholders vote for the approval of Resolution 2020-3.

Unless instructions are given to vote against, or withhold from voting on, Resolution 2020-3, the persons whose names appear in the enclosed form of proxy will vote FOR the passing of Resolution 2020-3.

7.	Other Matters to be Acted Upon

The Corporation will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

The Corporation did not receive any proposals from shareholders within the time limits prescribed by the Act and, accordingly, none will be accepted at the Meeting, except as required under the Act.

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ITEM III.	COMPENSATION

The compensation of the directors and the executive officers of the Corporation is reviewed by the compensation committee (the “Compensation Committee”). The Compensation Committee is currently comprised of three (3) independent directors, namely Gary Littlejohn, who has been acting as chair since August 7, 2019, Dawn Svoronos and Paul Pommier. For the fiscal year ended November 30, 2019, the Compensation Committee met once. The mandate, obligations and duties of the Compensation Committee are described in Appendix “G” to this Circular.

1.	Compensation Discussion & Analysis

Objectives of the Compensation Program

The objectives of the compensation program of the Corporation (the “Compensation Program”) for directors of the Corporation aim at attracting and retaining directors.

The objectives of the Compensation Program for the executive officers of the Corporation aim at attracting, retaining, motivating and rewarding executive officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward the executive officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and those of each executive officer, and (iii) enhancing shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used. In order to benchmark the Compensation Program made available to its directors and executive officers, the Compensation Committee retains independent compensation consultants from time to time.

In designing the Compensation Program of executive officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing executive officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2019, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

When and How Is Compensation Determined

Compensation is determined at the beginning of each fiscal year, usually in December. The Compensation Committee meets to determine and to recommend to the Board the base salary of executive officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its executive officers for the last

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completed fiscal year to determine whether an executive officer is entitled to the payment of a bonus and/or the grant of options. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of options for each executive officer is reviewed by the Board that has discretion to approve, disapprove or change the determination made by the Compensation Committee for each executive officer. The compensation of the President and Chief Executive Officer and of the Senior Vice President and Chief Financial Officer is reviewed by the Board.

From time to time, the Compensation Committee will also discuss and review the compensation of the Board and its committees. See “Compensation Consultants” below.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of option grants. Pursuant to the DSU Plan, DSUs may be issued to an executive officer if he/she elects to purchase some with all or part of their cash bonus, if any. See “Description of the Deferred Share Unit Plan” below. All proposed changes to any compensation component of an executive officer are first reviewed internally by the President and Chief Executive Officer. The proposed changes are then presented to the Compensation Committee that makes a recommendation to the Board which, in turn, has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the executive officers are based on the experience, expertise and competencies of each executive officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing roles in other organizations similar to those played by the executive officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation.

In order to benchmark the average annual percentage increase of annual base salaries for the Corporation’s employees, including its executive officers, for the fiscal year ended November 30, 2019, the Compensation Committee retained the services of Willis Towers Watson, an independent third-party consulting firm, in November 2018. See “Compensation Consultant” below.

Based on the data obtained from Willis Towers Watson, the Compensation Committee recommended to the Board (which approved such recommendation) that the annual base salary of each of the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer be that shown in the table below for the fiscal year ended November 30, 2019. The annual base salary of one of the three most highly compensated executive officers for the fiscal year ended November 30, 2019 was also revised based on the data received from Willis Towers Watson.

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Name	Revised Salary ($)	Increase (%)
Luc Tanguay, President and Chief Executive Officer	525,000	3.2
Philippe Dubuc Senior Vice President and Chief Financial Officer	330,000	4.4
Christian Marsolais, Senior Vice President and Chief Medical Officer	315,000	2.9
Jovan Antonovic,(1) Senior Vice President and Chief Commercial Officer	--	--
Conor Walshe,(2) General Manager, Theratechnologies Europe Limited	--	--

(1)

Jovan Antunovic joined the Corporation on December 10, 2018 as Senior Vice President and Chief Commercial Officer and his annual base salary was not subject to review for the fiscal year ended November 30, 2019.

(2)

Conor Walshe joined the Corporation on March 19, 2019 as General Manager of Theratechnologies Europe Limited and his annual base salary was not subject to review for the fiscal year ended November 30, 2019.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation attain its corporate objectives and to increase its value. Usually, bonuses are paid based on the attainment of the Corporation’s annual corporate objectives and the attainment of an executive officer’s objectives in connection with such corporate objectives. The Compensation Committee has discretion in recommending the payment of bonuses to executive officers based on the overall performance of an executive officer. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to change these corporate objectives during the year to take into consideration certain events that can occur during a fiscal year.

Executive Officers

For the last fiscal year, bonuses were based as to 50% on reaching corporate objectives based, among others, on sales of EGRIFTA® and Trogarzo® and as to 50% on meeting personal qualitative objectives set forth at the beginning of the fiscal year for each of the executive officers. The President and Chief Executive Officer was not given specific objectives, other than being held accountable for all activities carried out by the Corporation to meet the corporate objectives.

The attainment of the personal qualitative objectives of each executive officer was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer.

Except as disclosed above, the Corporation does not disclose the sales-based objectives since it did not provide guidance for the financial year ended November 30, 2019 and since it would provide its competitors with insights on the commercialization strategies of its products. The personal qualitative objectives are also undisclosed because they are personal to each executive officer and are strategic in the development and continued growth of the Corporation. Disclosure of such objectives would provide third parties with commercial insights into the growth strategies of the Corporation.

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The Compensation Committee believes that discretion is a valid component in the determination of the attainment of the Corporation’s corporate objectives and the personal objectives of an individual, especially when unplanned events occur during a fiscal year. Discretion allows the Compensation Committee to review the attainment of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each executive officer to adapt, react, respond and act in the best interests of the Corporation when such events occur. However, in order to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, the Compensation Committee reviews all recommendations made by the President and Chief Executive Officer prior to accepting such recommendations. The Board also has discretion on the assessment of the performance of the President and Chief Executive Officer.

At the December 2019 Compensation Committee meeting, the Compensation Committee determined that the corporate objectives had been partially met and, on average, as to 100% with respect to the personal objectives of each of the executive officers. The Compensation Committee recommended the payment of bonuses based on the attainment of such performance and the Board agreed with such recommendation.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Medical Officer, the Senior Vice President and Chief Commercial Officer and the General Manager of Theratechnologies Europe Limited, the maximum percentage of their annual base salary which may be paid as bonus, the maximum bonuses that each of them may receive and the actual bonus paid or earned for the fiscal year ended November 30, 2019:

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Name	Maximum Percentage of Annual Base Salary Payable as Bonus (%)	Maximum Target Bonus ($)	Bonus Paid ($)
Luc Tanguay, President and Chief Executive Officer	50	262,500	210,400
Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	132,000	100,000
Christian Marsolais, Senior Vice President and Chief Medical Officer	40	126,000	126,000
Jovan Antunovic, Senior Vice President and Chief Commercial Officer	40	110,000	82,500
Conor Walshe(1), General Manager, Theratechnologies Europe Limited	40	105,120	105,120

(1)

Conor Walshe’s annual base salary was set at 240,000 Euros, or $350,400 based on the conversion rate of one Euro into one Canadian dollar as at November 30, 2019: €1 = $1.46. Since he joined the Corporation on March 19, 2019, he received 75% of his annual base salary and his bonus was computed based on that prorated annual base salary.

Long-Term Incentive Program

The long-term incentive program of the Corporation for its directors and executive officers is comprised of the Option Plan and the DSU Plan.

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Description of the Option Plan” below for a description of the Option Plan. The number of options granted under the Option Plan is determined on the basis of the position of each executive officer, the attainment of corporate and individual objectives and the value of the options and the Common Shares at the time of grant as part of the total compensation of an executive officer. When assessing whether options should be granted to an executive officer, the Compensation Committee also factors in the number of options held by an executive officer, their vesting periods, expiry dates and exercise prices.

The DSU Plan was adopted on December 10, 2010, and amended in February 2012 and in May 2017, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Description of the Deferred Share Unit Plan” below for a description of the DSU Plan. DSUs can be granted by the Board as part of the compensation of executive officers. Executive officers can also purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were issued to the Corporation’s executive officers in the fiscal year ended November 30, 2019.

At the December 2019 Compensation Committee meeting, the Compensation Committee determined that it was in the best interests of the Corporation to grant stock options to its executive officers. The Compensation Committee made that recommendation to the Board which agreed with such

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recommendation. The Board then reserved for future issuance an aggregate of 373,300 options and an equivalent number of Common Shares. The options were not granted in December 2019 because the Corporation was in a black-out period. However, the number of options to be granted to each executive officer was determined based on the value of an option as at November 29, 2019 using the Black-Scholes model. These options were granted on February 26, 2020 and the number of options granted on that date remained the same as those determined on December 2019 since the assessment for each executive officer had been made on that date. See “Summary Compensation Table” below for a description of the options granted.

Description of the Option Plan

The Option Plan is designed to attract, retain, motivate and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as researchers and consultants who work on behalf of the Corporation.

Recent Amendments to the Option Plan

In April 2017, the Board passed a resolution to amend the Option Plan to align the terms of the Option Plan with the rules of the TSX in connection with the right of the Board to amend certain terms of the Option Plan without seeking shareholders’ approval. The shareholders of the Corporation approved such amendment in May 2017.

In June 2020, following a recommendation of the Compensation Committee, the Board approved certain amendments to the Option Plan to, aside from modifications of a clerical nature:

(a)

provide that the total number of Common Shares set aside for the exercise of options under the Option Plan to each non-employee director, within any one-year period, cannot exceed a value of $100,000, calculated on the date of grant, and an aggregate value of $150,000 under all security-based compensation arrangements, including the Option Plan;

(b)

replace the definition of market price (the “Market Price”) as follows to take into consideration the listing of the Common Shares on the U.S. NASDAQ (the “NASDAQ”) stock market and the grant of options to U.S. and European employees:

i.	for options granted to Canadian and non-US resident optionees, the closing price of the Common Shares on the TSX on the last trading day immediately preceding the relevant grant date;

ii.	for options granted to U.S. resident optionees, the closing price of the Common Shares on the NASDAQ on the last trading day immediately preceding the relevant grant date;

iii.

if there is no closing price for the Common Shares on the TSX or NASDAQ, then the market price shall be the closing price of the Common Shares on the stock exchange on which there is a closing price on the last trading day immediately preceding the relevant grant date, applying the exchange rate published by Bloomberg on the last trading day preceding the relevant grant date;

iv.

if there is no closing price on the TSX and NASDAQ on the last trading day immediately preceding the relevant grant date, then the market price shall (i) for Canadian and non-US resident optionees, be the last closing price of the Common Shares on the TSX (or if earlier, the NASDAQ, applying the applicable exchange rate

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as set forth above) prior to the grant date, and (ii) for US resident optionees, the last closing price of the Common Shares on the NASDAQ (or if earlier, the TSX, applying the applicable exchange rate as set forth above) prior to the grant date; and

v.

if the Common Shares are not publicly traded as of the relevant grant date, the fair market value of one Common Share, as determined by the Board, in its sole discretion, by applying principles of valuation with respect thereto (and with respect to US residents, in accordance with Section 409A of the US Internal Revenue Code).

(c)	remove the Corporation’s ability to make a loan to an optionee to pay, upon exercise of an option, the exercise price of such option;

(d)

provide that if, after June 12, 2020 but prior to the expiry date of his or her, as the case may be, options, the optionee’s employment is terminated, other than for death, the optionee’s unexercised vested options, if any, be exercisable until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options;

(e)

provide that if, after June 12, 2020 but prior to the expiry date of his or her, as the case may be, options, a non-employee director ceases to act as a director of the Corporation, other than for death, such non-employee director’s unexercised vested options, if any, be exercisable until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options;

(f)

provide that the Corporation is entitled to require an optionee to remit in cash to the Corporation an amount to satisfy the minimum federal, state and local or foreign taxes or other obligations required by law to be withheld; and

(g)	provide that any amendment to the amending provision of the Option Plan be approved by a majority of the voting shareholders of the Corporation present at a duly called meeting of shareholders.

In addition to the changes described above, during a meeting held on June 12, 2020, the Board approved the Replenishment (as described under the heading “Item II –Subjects to Be Treated at the Meeting – Amendment to Share Option Plan” above). Pursuant to the Replenishment, the Option Plan will be increased by 1,120,000 Common Shares and replenished by 2,591,365 Common Shares, which would bring the number of Common Shares reserved for issuance under the Option Plan to 7,700,000 (excluding the Common Shares issued prior to June 12, 2020 upon exercise of previously granted options under the Option Plan), representing approximately 9.9% of the total number of issued and outstanding Common Shares as of June 12, 2020.

Except with respect to the Replenishment, none of the amendments described above require the ratification and approval of the shareholders at the Meeting.

To be effective, the Replenishment must be approved by an ordinary resolution of the shareholders. A copy of the full resolution is attached hereto as Appendix “C”. See “Item II –Subjects to Be Treated at the Meeting – Amendment to Share Option Plan” above.

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Characteristics of the Option Plan

The Board administers the Option Plan, provided that the Board may, from time to time, solicit and/or accept recommendations regarding the Option Plan made by the Compensation Committee. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters. Options granted to executive officers generally vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board can modify or terminate the Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments require the approval of a majority of the voting shareholders of the Corporation, namely:

(a)	any increase in the number of Common Shares that may be issued under the Option Plan;

(b)	the reduction of the exercise price of options or the cancellation and reissue of options to the same individual within a period of six (6) months;

(c)	the extension of the period of time pursuant to which options may be exercised;

(d)	the extension of the Blackout Expiration Term (as defined below);

(e)	any transfer and assignment of options other than in accordance with the Option Plan;

(f)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

(g)	any amendment to the amending provisions of the Option Plan.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following the date of grant, unless the optionee’s employment is terminated, other than for death, in which case the optionee’s unexercised vested options, if any, may be exercised until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options. In the event of the death of an optionee prior to the expiry date of his options, the optionee’s legal personal representative may exercise the optionee’s unexercised vested options until the earlier of (i) twelve (12) months following the date of the optionee’s death, and (ii) the expiry date of such options. If a non-employee director ceases to act as a director of the Corporation, other than for death, such non-employee director’s unexercised vested options, if any, may be exercised until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options.

The options granted in accordance with the Option Plan cannot be transferred, assigned or subject to any form of alienation, sale, pledge, hypothec or other encumbrance.

As amended, the Option Plan states that the aggregate value of Common Shares reserved for issuance to any non-employee director in any calendar year under all security-based compensation arrangements of the Corporation is limited to a maximum of $150,000, of which no more than $100,000 may be issued as options under the Option Plan. The amendment provisions of the Option Plan provide that the maximum number of Common Shares reserved for issuance to non-employee directors cannot be

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modified without obtaining the approval of a majority of the shareholders of the Corporation present or represented by proxy at a duly called meeting of shareholders.

The Option Plan provides that if the expiry date of an option falls within, or within ten (10) business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to the end of the day on the tenth (10th) business day after the end of such restriction period (the “Blackout Expiration Term”).

The exercise price at which the options may be granted pursuant to the Option Plan cannot be less than the Market Price.

In addition, the Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares that may be issued to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.

During the fiscal year ended November 30, 2019, 406,400 options were granted under the Option Plan. As at June 12, 2020, there were 2,815,938 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 2,815,938 Common Shares, or 3.66% of all the issued and outstanding Common Shares as at that date. In addition to those 2,815,938 options outstanding under the Option Plan, on April 15, 2020, we issued to our current President and Chief Executive Officer, 487,421 options as an inducement to enter into an employment agreement with the Corporation to act as President and Chief Executive Officer. See “Inducement Options” below. As at June 12, 2020, the aggregate issued and outstanding options amounted to 3,303,359 which, if all exercised, would result in the issuance of 3,303,359 Common Shares, or 4.29% of all the issued and outstanding Common Shares as at that date.

As at June 12, 2020, there were 1,172,697 options remaining available for grants under the Option Plan which, if granted and exercised, would result in the issuance of 1,172,697 Common Shares, or 1.52% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2019. As at November 30, 2019, the number of Common Shares issued and outstanding amounted to 76,953,411.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)
Equity Compensation Plan Approved by Shareholders	2,415,784 (3.14%)	$3.94	1,632,851 (2.12%)
Equity Compensation Plans Not Approved by Shareholders	--	--	--
Total	2,415,784 (3.14%)	$3.94	1,632,851 (2.12%)

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The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2019, 2018 and 2017, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2019	2018	2017
Burn Rate(1)	0.53%	0.33%	0.48%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

Description of the Deferred Share Unit Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and executive officers (the “Beneficiaries”).

In April 2013, the Board decided to suspend the grant and issuance of DSUs under the DSU Plan, as well as the Shareholding Policy. The DSU Plan and Shareholding Policy were reinstated during the last fiscal year.

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individuals to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (the “DSU Value”), is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as executive officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer (the “Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (the “Redemption Notice”) specifying the date on which the DSUs will be redeemed (the “Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 34 THERATECHNOLOGIES INC.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

Description of the Stock Appreciation Rights Plan

On October 4, 2018, the Board adopted a stock appreciation rights plan (the “SAR Plan”) for the benefit of its consultants (the “Eligible Participants”) and those of its subsidiaries.

The goal of the SAR Plan is to increase the interest in the Corporation’s welfare of those consultants who share a responsibility for the growth of the business of the Corporation and its subsidiaries, to incentivize such consultants to continue their services with the Corporation, to reward those consultants for the performance of their services and to attract and retain highly qualified persons to provide services to the Corporation as consultants.

The Board administers the SAR Plan and has the authority to delegate the administration of the SAR Plan to a committee or a plan administrator. On October 4, 2018, the Board delegated the administration of the SAR Plan to the President and Chief Executive Officer of the Corporation. As a delegate, the President and Chief Executive Officer has the discretion to designate the Eligible Participants and to determine the number of SARs to be granted (after consulting the Chair of the Board), the vesting period and the expiry date of each SAR. The President and Chief Executive Officer also has the authority to interpret and take such other actions as he deems advisable in order to administer the terms of the SAR Plan.

Under the terms of the SAR Plan, Eligible Participants are being granted stock appreciation rights (“SAR”) entitling them to receive cash equal to the difference between the SAR price and the market value of the Corporation’s Common Shares when the SARs are redeemed. The SAR Plan is non-dilutive. The SAR price is equal to the closing price of the Common Shares on the TSX on the last trading day preceding the date of grant. SARs may not be granted for a period longer than ten (10) years and SARs are not assignable or transferable, except by will or by the laws of succession.

Termination of the services of an Eligible Participant for cause voids all SARs granted to an Eligible Participant. If an Eligible Participant ceases to provide services to the Corporation or its subsidiaries for reasons other than for death or for cause, all unvested SARs, if any, shall become void and all vested SARs may be exercised within a period of one hundred eighty (180) days following the date of termination, unless they expire prior to such 180-day period. In the case of death of an Eligible Participant, all vested SARs may be exercised by the liquidator, executor or administrator of the estate of the Eligible Participant within twelve (12) months from the death of the Eligible Participant, unless they expire prior to such 12-month period. All unvested SARs on the date of an Eligible Participant’s death become void.

The SAR Plan contains other usual provisions regarding its amendments and compliance with foreign regulations when Eligible Participants are non-Canadian.

During the fiscal year ended November 30, 2019, 40,000 SARs were granted to US consultants, namely some of the employees of Syneos Health, a US independent third-party providing the Corporation with personnel dedicated to the commercialization of our drug products. As of the date of this Circular, 40,000 SARs are issued and outstanding.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 35 THERATECHNOLOGIES INC.

Inducement Options

In addition to the long-tern incentive program described above, the Board may, from time to time, in compliance with the rules of the TSX and the U.S. NASDAQ stock market, grant options to induce an individual to enter into an employment agreement with the Corporation.

The Board issued 487,421 options to Paul Lévesque, the current President and Chief Executive Officer of the Corporation, on April 15, 2020 as an inducement to accept such position with the Corporation. The employment agreement entered into between the Corporation and Paul Lévesque provided for the issuance of stock options on the date he would begin his position as President and Chief Executive Officer. Mr. Lévesque began his position on April 6, 2020 (the “Commencement Date”) but his options were only issued on April 15, 2020 because the Corporation was in a blackout-period. Under Mr. Lévesque’s employment agreement, the number of options to be issued was to be equal to Mr. Lévesque’ annual base salary divided by the value of a Corporation’s option on the Commencement Date using the Black-Scholes model. These 487,421 options vest equally over a three-year period beginning on April 15, 2021, have an exercise price of $2.87 and have a ten-year term. For a description of Mr. Lévesque’s employment agreement, see “Termination and Change of Control Provisions” below.

Compensation Consultant

In November 2018, the Compensation Committee retained the services of Willis Towers Watson, an independent third-party consulting firm, to assess the competitiveness of the compensation policy then available to its directors compared to the compensation policy of directors of certain other publicly-traded companies in Canada and in the United States.

Assessment of Directors Compensation

Willis Towers Watson collected market data on the compensation policy of directors of both publicly-traded Canadian and U.S. companies (the “Reference Market”).

The Canadian companies forming part of the Reference Market were the following:

- Acerus Pharmaceuticals Corporation	- Jamieson Wellness Inc.

- Aralez Pharmaceuticals Inc.	- Medicure Inc.

- Correvio Pharma Corp.	- Nuovo Pharmaceuticals Inc.

- Cipher Pharmaceuticals Inc.	- Prometic Life Sciences Inc.

- Concordia International Corp.

The U.S. companies forming part of the Reference Market were the following:

- ANI Pharmaceuticals, Inc.	- MacroGenics, Inc.

- Corium International, Inc.	- NanoString Technologies, Inc.

- CytoDyn, Inc.	- Progenics Pharmaceuticals, Inc.

- Cytokinetics, Incorporated	- Reata Pharmaceuticals, Inc.

- Enzo Biochem Inc.	- Retrophin, Inc.

- Heska Corporation	- Spectrum Pharmaceuticals, Inc.

- Invitae Corporation	- Teligent, Inc.

All of the companies forming part of the Reference Market and used as a reference point were selected based on the following criteria:

-	operations in the biotechnology and pharmaceutical industries;

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 36 THERATECHNOLOGIES INC.

-	publicly-traded;
-	revenue and market capitalization size similar to that of the Corporation.

The review conducted by Willis Towers Watson led the Compensation Committee to recommend to the Board that the compensation of directors continues to be benchmarked against other Canadian and U.S. publicly-traded companies.

Assessment of Annual Base Salary Increase

The Compensation Committee also retained the services of Willis Towers Watson in November 2018 to guide it in its recommendation to the Board regarding the percentage increase that should be applied on the annual base salaries of its employees (including its executive officers) for the fiscal year 2019. Willis Towers Watson compiled statistics on salary and structure increase budgets for 2019 in the Canadian pharmaceutical and biotechnology sector and in the Canadian general industry.

Assessment of One Executive Officer’s Position

Willis Towers Watson engagement in November 2018 also included a review of the total compensation package paid to an executive officer of the Corporation.

Except for compensation services provided to the Corporation, Willis Towers Watson has not provided any other services to the Corporation in the fiscal year ended November 30, 2019 and, to the knowledge of the Corporation, to any of its directors or executive officers.

All services provided to the Corporation by compensation consultants must be approved by the Compensation Committee or the Board.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of compensation for any of the Corporation’s directors and/or executive officers:

Name	Fees	Fiscal year ended November 30, 2019	Fiscal year ended November 30, 2018
Willis Towers Watson	Executive and Directors Compensation – Related Fees	Nil	$16,282
	All Other Fees	Nil	Nil

2.	Named Executive Officers

The named executive officers (the “Named Executive Officers”) of the Corporation for the fiscal year ended November 30, 2019 were:

◾	Luc Tanguay, President and Chief Executive Officer;
◾	Philippe Dubuc, Senior Vice President and Chief Financial Officer
◾	Christian Marsolais, Senior Vice President and Chief Medical Officer;
◾	Jovan Antunovic, Senior Vice President and Chief Commercial Officer; and
◾	Conor Walshe, General Manager, Theratechnologies Europe Limited.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 37 THERATECHNOLOGIES INC.

3.    Summary Compensation Table

The table below details the compensation paid to the Named Executive Officers listed above, for the fiscal years ended November 30, 2019, 2018 and 2017, when applicable.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards(1)(2)(3) ($)		Non-equity incentive plan compensation ($)		Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)
						Annual Incentive plans	Long-term Incentive plans
Luc Tanguay President and Chief Executive Officer	2019 2018 2017	525,000 508,950 482,237	-- -- --	-- 380,000 749,200	(6) (7)	210,400 254,000 242,000	-- -- --	26,500 26,230 26,010	-- -- --	761,900 1,169,180 1,499,447
Philippe Dubuc Senior Vice President and Chief Financial Officer	2019 2018 2017	330,000 316,212 283,250	-- -- --	165,000 150,000 280,800	(8) (9) (10)	100,000 117,000 107,000	-- -- --	13,250 13,115 13,005	-- -- --	608,250 596,327 684,055
Christian Marsolais Senior Vice President and Chief Medical Officer	2019 2018 2017	315,000 306,173 290,754	-- -- --	495,000 150,000 280,800	(11) (12) (13)	126,000 113,000 110,000	-- -- --	13,250 13,115 13,005	-- -- --	949,250 582,288 694,559
Jovan Antunovic Senior Vice President and Chief Commercial Officer	2019	275,000	--	285,450	(14)	82,500	--	13,250	--	656,200
Conor Walshe(15) General Manager, Theratechnologies Europe Limited	2019	256,610(16)		314,500	(17)	105,120(18)	--	25,650		701,880

(1)

Fiscal Year 2019: A total of 83,000 options were granted to two of the Named Executive Officers of the Corporation on May 17, 2019 and a total of 190,000 options were reserved for future issuance to the Named Executive Officers at the Board meeting held in December 2019. The 190,000 options reserved for future issuance were granted on February 26, 2020 as part of the long-term incentive program for work performed during the fiscal year ended November 30, 2019. The value of the options set forth in this column represents the aggregate value of the options granted in May 2019 and reserved for issuance in December 2019. The value of the options reserved for issuance in December 2019 was determined based on the Black-Scholes model as at November 30, 2019 as described below. In December 2019, both the Compensation Committee and the Board relied on such value to determine the number of options to reserve for future issuance to the Named Executive Officers. The value set forth in this column excludes the value of the options granted on February 26, 2019 since the value of those options was presented last year in the Corporation’s management proxy circular dated April 12, 2019. See note 2 below.

The value of the option-based awards as at May 17, 2019 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.688%
(ii)	Expected volatility:	55.40%
(iii)	Average option life in years:	8
(iv)	Expected dividends:	--
(v)	Grant date share price:	$6.13
(vi)	Option exercise price:	$6.13
(vii)	Grant date fair value:	$3.65

The value of the option-based awards as at November 30, 2019 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.889%
(ii)	Expected volatility:	79.90%
(iii)	Average option life in years:	10
(iv)	Expected dividends:	--
(v)	Grant date share price:	$4.06

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 38 THERATECHNOLOGIES INC.

(vi)	Option exercise price:	$4.06
(vii)	Grant date fair value:	$3.30

The 190,000 options were not granted in December 2019 because the Corporation was in a blackout period. These options were granted on February 26, 2020 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	1.22%
(ii)	Expected volatility:	77%
(iii)	Average option life in years:	8.5
(iv)	Expected dividends:	--
(v)	Grant date share price:	$8.76
(vi)	Option exercise price:	$3.22
(vii)	Grant date fair value:	$3.22

(2)

Fiscal Year 2018: A total of 209,122 options were granted to the then Named Executive Officers of the Corporation effective February 26, 2019. The value expressed in the table represents the value determined on November 30, 2018, prior to the December 2018 meetings of both the Compensation Committee and the Board at which meetings both the Compensation Committee and the Board agreed to rely on such value for the grant of stock options to the Named Executive Officers as part of the long-term incentive program for work performed during the fiscal year ended November 30, 2018.

The value of the option-based awards as at November 30, 2018 was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	2.661%
(ii)	Expected volatility:	52%
(iii)	Average option life in years:	7
(iv)	Expected dividends:	--
(v)	Grant date share price:	$8.20
(vi)	Option exercise price:	$8.18
(vii)	Grant date fair value:	$4.50

However, these options were not granted in December 2018 because the Corporation was in a blackout period. These options were granted on February 26, 2019 and their value, as at that date, using the Black-Scholes model, was determined using the following assumptions:

(i)	Risk-free interest rate:	2.275%
(ii)	Expected volatility:	58%
(iii)	Average option life in years:	8
(iv)	Expected dividends:	--
(v)	Grant date share price:	$8.76
(vi)	Option exercise price:	$8.76
(vii)	Grant date fair value:	$5.47

(3)

Fiscal Year 2017: A total of 176,399 stock options were granted to the then Named Executive Officers of the Corporation effective April 6, 2018. These options were granted as part of the long-term incentive program for work performed during the fiscal year ended November 30, 2017. However, these options were granted in April 2018 because the Corporation was in a blackout period at the time the decision to grant stock options to the Named Executive Officers was made.

The value of the option-based awards granted on April 6, 2018 was determined using the Black-Scholes model on the date of grant with the following assumptions:

(i)	Risk-free interest rate:	2.14%
(ii)	Expected volatility:	47%
(iii)	Average option life in years:	7
(iv)	Expected dividends:	--
(v)	Grant date share price:	$9.56
(vi)	Option exercise price:	$9.56
(vii)	Grant date fair value:	$4.83

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Luc Tanguay. Under the terms of Mr. Tanguay’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws. Mr. Walshe’s employment agreement provides that

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 39 THERATECHNOLOGIES INC.

Theratechnologies Europe Limited will make a contribution equal to 10% of Mr. Walshe’s monthly salary in his personal retirement savings account if he makes a monthly contribution equivalent to 5% of his monthly salary in such account.

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents 84,500 options reserved for issuance in December 2018 and granted on February 26, 2019.

(7)	Represents 74,948 options granted on April 6, 2018 and 110,000 options granted on April 7, 2017.

(8)	Represents 50,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(9)	Represents 33,300 options reserved for issuance in December 2018 and granted on February 26, 2019.

(10)	Represents 28,986 options granted on April 6, 2018 and 40,000 options granted on April 7, 2017.

(11)	Represents 150,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(12)	Represents 33,300 options reserved for issuance in December 2018 and granted on February 26, 2019.

(13)	Represents 28,986 options granted on April 6, 2018 and 40,000 options granted on April 7, 2017.

(14)	Represents 33,000 options granted on May 17, 2019 and 50,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(15)

Conor Walshe joined Theratechnologies Europe Limited on March 19, 2019. Under the terms of his employment agreement, he is entitled to an annual base salary of €240,000 and is eligible to receive an annual bonus equal to 40% of his annual base salary. For the fiscal year ended November 30, 2019, his annual base salary and bonus were prorated to take into consideration the period he worked for Theratechnologies Europe Limited.

(16)	This amount is equal to €175,692 considering the conversion rate of Euros into Canadian dollars as at November 30, 2019: 1 Euro = $1.46 CAD.

(17)	Represents 50,000 options granted on May 17, 2019 as part of Mr. Walshe’s employment agreement and 40,000 options reserved for issuance in December 2019 and granted on February 26, 2020.

(18)	This amount is equal to €72,000 considering the conversion rate of Euros into Canadian dollars as at November 30, 2019: 1 Euro = $1.46 CAD.

4.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2019, no DSUs were issued to the Named Executive Officers and 234,100 options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards and share-based awards as at November 30, 2019 for each of the Named Executive Officers.

Name	Option-Based Awards					Share-Based Awards(1)
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Luc Tanguay President and Chief Executive Officer	25,000		3.84	2019.12.08	5,500			111,942	(4)
	200,000		0.38	2022.12.20	736,000
	300,000		1.11	2025.04.30	885,000
	165,000		2.01	2026.04.04	338,250
	110,000	(5)	5.96	2027.04.07	--
	74,948	(6)	9.56	2028.04.06	--
	84,500	(7)	8.76	2029.02.26	--

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 40 THERATECHNOLOGIES INC.

Name	Option-Based Awards					Share-Based Awards(1)
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Philippe Dubuc Senior Vice President and Chief Financial Officer	175,000		2.01	2026.04.04	358,750	--	--	--
	40,000	(8)	5.96	2027.04.07	--
	28,986	(9)	9.56	2028.04.06	--
	33,300	(10)	8.76	2029.02.26	--
Christian Marsolais Senior Vice President and Chief Medical Officer	35,000		3.84	2019.12.08	7,700	--	--	25,627	(11)
	125,000		0.38	2022.12.20	460,000
	50,000		2.01	2026.04.04	102,500
	40,000	(12)	5.96	2027.04.07	--
	28,986	(13)	9.56	2028.04.06	--
	33,300	(14)	8.76	2029.02.26	--
Jovan Antunovic Senior Vice President and Chief Commercial Officer	33,000	(15)	6.13	2029.05.17	--	--	--	--

Conor Walshe General Manager, Theratechnologies Europe Limited	50,000	(16)	6.13	2029.05.17	--	--	--	--

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) by the number of options held as at November 30, 2019. The TSX was closed for business on November 30, 2019.

(3)

The market or payout value of share-based awards that have vested as at November 30, 2019 is determined by multiplying the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) by the number of share-based awards held as at November 30, 2019. The TSX was closed for business on November 30, 2019. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(4)	Represents 27,572 DSUs granted on December 15, 2010.

(5)

36,666 options vested on April 7, 2018 and an additional 36,667 options vested on April 7, 2019. 36,667 options vested on April 7, 2020. Therefore, as at November 30, 2019, 36,667 options could not be exercised.

(6)

24,982 options vested on April 6, 2019 and an additional 24,983 options vested on April 6, 2020. 24,983 options will vest on April 6, 2021. Therefore, as at November 30, 2019, 49,966 options could not be exercised.

(7)

28,166 options vested on February 26, 2020. 28,167 options will vest on February 26, 2021 and February 26, 2022, respectively. Therefore, as at November 30, 2019, none of these options could be exercised.

(8)	13,333 options vested on April 7, 2018. An additional 13,334 options vested on April 7, 2019 and April 7, 2020, respectively. Therefore, as at November 30, 2019, 13,334 options could not be exercised.

(9)

9,662 options vested on April 6, 2019 and an additional 9,662 options vested on April 6, 2020. 9,662 options will vest on April 6, 2021. Therefore, as at November 30, 2019, 19,324 options could not be exercised.

(10)

11,100 options vested on February 26, 2020. 11,100 options will vest on February 26, 2021 and on February 26, 2022, respectively. Therefore, as at November 30, 2019, none of these options could be exercised.

(11)	Represents 6,312 DSUs granted on December 15, 2010.

(12)	13,333 options vested on April 7, 2018 and on April 7, 2019. An additional 13,334 options vested on April 7, 2020. Therefore, as at November 30, 2019, 13,334 options could not be exercised.

(13)	9,662 options vested on April 6, 2019 and on April 6, 2020. An additional 9,662 options will vest on April 6, 2021. Therefore, as at November 30, 2019, 19,324 options could not be exercised.

(14)

11,100 options vested on February 26, 2020. 11,100 options will vest on February 26, 2021 and on February 26, 2022, respectively. Therefore, as at November 30, 2019, none of these options could be exercised.

(15)	11,000 options vested on May 17, 2020. 11,000 options will vest on May 17, 2021 and on May 17, 2022,

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 41 THERATECHNOLOGIES INC.

respectively. Therefore, as at November 30, 2019, none of these options could be exercised.

(16)	16,666 options vested on May 17, 2020. 16,667 options will vest on May 17, 2021 and on May 17, 2022, respectively. Therefore, as at November 30, 2019, none of these options could be exercised.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2019 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year ($)
Luc Tanguay President and Chief Executive Officer	422,584(2)	Nil	210,400
Philippe Dubuc Senior Vice President and Chief Financial Officer	391,719(3)	Nil	100,000
Christian Marsolais Senior Vice President and Chief Medical Officer	132,968(4)	Nil	126,000
Jovan Antunovic Senior Vice President and Chief Commercial Officer	Nil	Nil	82,500
Conor Walshe General Manager Theratechnologies Europe Limited	Nil	Nil	105,120

(1)

The value is determined by assuming that the options that vested during the financial year would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options on that date.

(2)

55,000 options having an exercise price of $2.01 per Common Share vested on April 4, 2019. The closing price of the Common Shares on the TSX on that date was $8.22. 36,667 options having an exercise price of $5.96 per Common Share vested on April 7, 2019. The TSX was closed for business on that date and the value of the Common Shares on the next ensuing business day (April 8, 2019) was $8.17.

(3)

58,334 options having an exercise price of $2.01 per Common Share vested on April 4, 2019. The closing price of the Common Shares on the TSX on that date was $8.22. 13,333 options having an exercise price of $5.96 per Common Share vested on April 7, 2019. The TSX was closed for business on that date and the value of the Common Shares on the next ensuing business day (April 8, 2019) was $8.17.

(4)

16,667 options having an exercise price of $2.01 per Common Share vested on April 4, 2019. The closing price of the Common Shares on the TSX on that date was $8.22. 13,333 options having an exercise price of $5.96 per Common Shares vested on April 7, 2019. The TSX was closed for business on that date and the value of the Common Shares on the next ensuing business day (April 8, 2019) was $8.17.

5.	Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2019.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 42 THERATECHNOLOGIES INC.

The description of Mr. Tanguay’s employment agreement is for information only since he retired from his position of President and Chief Executive Officer on April 5, 2020. We have provided below a description of Mr. Paul Lévesque’s employment agreement since he is the current President and Chief Executive Officer and the Board believes that this information better reflects the current environment as per the events described in the tables below.

Luc Tanguay

President and Chief Executive Officer (until April 5, 2020)

The Corporation entered into an amended and restated employment agreement with Mr. Tanguay on October 31, 2017. The amended and restated employment agreement was entered into for an indefinite term and then provided for the payment of an annual base salary of $480,237, subject to review on an annual basis by the Board. The amended and restated employment agreement also provided that Mr. Tanguay was entitled to a bonus in an amount representing up to 50% of his annual base salary conditional upon his attainment of annual objectives set by the Board. The employment agreement also provided that Mr. Tanguay was entitled to receive options under the Option Plan and was entitled to participate in any incentive program developed by the Board or any committee thereof. Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. Under the terms of the amended and restated employment agreement, the Corporation was entitled to terminate the employment of Mr. Tanguay at any time upon (i) the resignation of Mr. Tanguay; (ii) the failure by Mr. Tanguay to provide his services as contemplated for in the employment agreement; (iii) the incapacity of Mr. Tanguay to provide his services for a period of six consecutive months; (iv) serious reasons; and (v) the mutual agreement of the Corporation and Mr. Tanguay. In all such cases, Mr. Tanguay was not entitled to a severance pay.

Pursuant to the amended and restated employment agreement, if Mr. Tanguay desired to retire as President and Chief Executive Officer of the Corporation, he had to provide the Corporation with a six-month prior notice. The Corporation could also request that Mr. Tanguay retire upon a six-month prior notice. This six-month notice period could be shortened by either the Corporation or Mr. Tanguay, in which case Mr. Tanguay was entitled to all of the Corporation’s benefits to which he was then entitled for the residual period as if he was still employed by the Corporation for a six-month period. Upon the effective date of his retirement, Mr. Tanguay was entitled to receive a retirement allocation of $1,000,000, the form and mode of payment of which was to be determined between Mr. Tanguay and the Corporation. Upon Mr. Tanguay’s retirement or upon his office with the Corporation terminating or ending other than for serious reasons, the Board agreed to accelerate the vesting of all his unvested options granted prior to April 30, 2017 on his last day in office.

Mr. Tanguay provided the Corporation with his retirement notice on March 1, 2020. Further to the receipt of such notice, the Board and Mr. Tanguay agreed that Mr. Tanguay’s last working day as President and Chief Executive Officer of the Corporation would be April 5, 2020. It was also agreed that (i) Mr. Tanguay would remain available to help with the transition to a new President and Chief Executive Officer of the Corporation until September 2, 2020, (ii) he would be paid his annual base salary between April 6, 2020 and September 2, 2020, together with 50% of his targeted annual bonus calculated since the beginning of the current fiscal year until September 2, 2020, and (iii) he would remain entitled to benefit from the Corporation’s benefits during such six (6) month period. Finally, on March 1, 2020, the Board passed a resolution to accelerate the vesting of all of Mr. Tanguay’s unvested options as of his last day in office. As a result of Mr. Tanguay’s retirement, the Corporation paid Mr. Tanguay an amount in cash of $1,428,888, such amount representing all payments he was entitled to receive under his amended and restated employment agreement.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 43 THERATECHNOLOGIES INC.

Paul Lévesque

President and Chief Executive Officer (since April 6, 2020)

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary of $775,000, subject to review on an annual basis by the Board, and the payment of an annual bonus of 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. The employment agreement also provided that he would be entitled to receive a number of options on the Commencement Date. On April 15, 2020, he was granted 487,421 options. See “Inducement Options” above. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in any incentive program developed by the Board or any committee thereof and, as such, to receive up to 100% of the value of his annual base salary in the form of options. Mr. Lévesque agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation agreed to provide limited financial assistance to Mr. Lévesque with respect to tax advice, the close-out of his lease in New York and his relocation to Montreal. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% of his then annual base salary. In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% of his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding his termination following such “Change of Control”. All of his unvested options will also become vested. In the event of the termination of the employment agreement by Mr. Lévesque, at his sole discretion, within a twelve-month period following the occurrence of a “Change of Control” of the Corporation, Mr. Lévesque will be entitled to receive (i) 100% of his annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding his termination following such “Change of Control”. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation.

Events (1)	Severance ($)	Value of Stock Options(2) ($)	Value of share- based awards (3) ($)
Retirement (4)	64,583	Nil	Nil
Termination of Employment without Just Cause (4)	1,816,406	Nil	Nil
Termination of Employment in the event of a Change of Control(5)	2,476,335	Nil	Nil
Voluntary Resignation in the event of a Change of Control(5)	1,383,480	Nil	Nil
Voluntary Resignation (4)	64,583	Nil	Nil

(1)	Except as described herein, the information provided in this table is given as at the date of the Circular.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 44 THERATECHNOLOGIES INC.

(2)

The value assumes that upon the occurrence of an event, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where all of his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on June 11, 2020 ($2.50) and the respective exercise price of each vested option as at that date. None of the options held by Mr. Lévesque were vested as at June 12, 2020.

(3)	Mr. Lévesque does not hold any share-based awards.

(4)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. None of the options held by Mr. Lévesque were vested as at June 12, 2020.

(5)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on June 11, 2020 ($2.50) and the exercise price of each vested option as at that date ($2.87).

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. In addition to his base salary, Mr. Dubuc was entitled to receive 125,000 stock options of the Corporation vesting as to 41,666 on the first and second anniversary date of the date of grant with the remaining 41,668 vesting on the third anniversary date of the date of grant. These options were granted on April 4, 2016. Mr. Dubuc is eligible to participate in the Corporation’s benefits program and is eligible to receive an annual bonus of up to 40% of his annual base salary based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Dubuc is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Dubuc agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Dubuc’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Dubuc under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Dubuc’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Dubuc’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	–	358,750	Nil

Termination of Employment without Just Cause (3)	330,000	358,750	Nil

Termination of Employment in the event of a Change of Control(4)	462,000(5)	358,750	Nil

Voluntary Resignation in the event of a Change of Control(4)	–	358,750	Nil

Voluntary Resignation (3)	–	358,750	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) and the respective exercise price of each vested option as at November 30, 2019. The TSX was closed for business on November 30, 2019.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 45 THERATECHNOLOGIES INC.

(2)	Mr. Philippe Dubuc does not hold any share-based awards.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) would be exercised.

(5)	Assumes that Mr. Dubuc receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to provide cash incentive payments upon the occurrence of certain defined future events related to the filing and approval of EGRIFTA® in certain Latin American countries and in Europe, to increase its targeted bonus rate from 33 1/3% to 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time period related to the reasonable notice to be provided to Mr. Marsolais under applicable civil law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement (3)	–	570,200	25,627

Termination of Employment without Just Cause (3)	472,500	570,200	25,627

Termination of Employment in the event of a Change of Control(4)	598,500(5)	570,200	25,627

Voluntary Resignation in the event of a Change of Control(4)	–	570,200	25,627

Voluntary Resignation (3)	–	570,200	25,627

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 46 THERATECHNOLOGIES INC.

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) and the respective exercise price of each vested option as at November 30, 2019. The TSX was closed for business on November 30, 2019.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2019 by the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on the TSX on November 29, 2019 ($4.06) would be exercised.

(5)	Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Jovan Antunovic

Senior Vice President and Chief Commercial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jovan Antunovic on November 30, 2018, and subsequently amended such agreement on December 2019. Mr. Antunovic’s first working day with the Corporation was on December 10, 2018. His annual base salary was set at $275,000. Mr. Antunovic is eligible to participate in the Corporation’s benefits program and is eligible to receive an annual bonus equal to 40% of his annual base salary based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Antunovic is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board or any committee thereof. On May 17, 2019, Mr. Antunovic was granted 33,000 options vesting as to 33.3% on the first, second and third anniversary date of the date of grant. Each of these options have an exercise price of $6.13 and have a ten-year term. Under the terms of his employment agreement, Mr. Antunovic agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Antunovic’s employment without just and sufficient cause or further to an internal reorganization, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Antunovic’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time period related to the reasonable notice to be provided to Mr. Antunovic under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Antunovic’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Antunovic’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement (3)	–	Nil	Nil

Termination of Employment without Just Cause (3)	275,000	Nil	Nil

Termination of Employment in the event of a Change of Control(4)	385,000(5)	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	–	Nil	Nil

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 47 THERATECHNOLOGIES INC.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Voluntary Resignation (3)	--	Nil	Nil
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 29, 2019 on the TSX ($4.06) and the respective exercise price of each vested option as at November 30, 2019. As at November 30, 2019, none of the options held by Mr. Antunovic were vested.

(2)	Mr. Jovan Antunovic does not hold any share-based awards.
(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.
(4)

In computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 29, 2019 on the TSX ($4.06) would be exercised. The options held by Mr. Antunovic had an exercise price which was higher than the closing price of the Common Shares on the TSX on November 29, 2019.

(5)	Assumes that Mr. Antunovic receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Conor Walshe

General Manager, Theratechnologies Europe Limited

The Corporation, through its wholly-owned Irish-based subsidiary, Theratechnologies Europe Limited (“Thera Europe”), entered into an employment agreement with Mr. Conor Walshe on February 6, 2019 for an indeterminate term. Under the terms of the agreement, Mr. Walshe acts as General Manager of Thera Europe. Mr. Walshe’s first working day with Thera Europe was on March 19, 2019. His annual base salary was set at €240,000. In addition to his annual base salary, Mr. Walshe’s employment agreement provided for his entitlement to receive 50,000 options under the Option Plan. These options were granted on May 17, 2019 and vest as to 33.3% on the first, second and third anniversary date of the date of grant. The exercise price per option was set at $6.13 and they have a ten-year term. Mr. Walshe is eligible to participate in Thera Europe’s benefit programs and is eligible to receive an annual bonus equal to 40 % of his annual base salary based on attainment of objectives set annually by the Chair of the Board of Thera Europe. Under the terms of his agreement, Mr. Walshe agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favor of Thera Europe. Both Thera Europe and Mr. Walshe are entitled to terminate the employment agreement without cause upon ninety (90) days prior written notice to the other. The Corporation is entitled to terminate the employment agreement immediately for the causes set forth in the employment agreement. In the event there occurs an “Acquisition of Control” of the Corporation, the acquisition by a third party of more than 50% of the voting rights of Thera Europe or the sale of all or substantially all of the assets of the Corporation or of Thera Europe (collectively, a “Liquidity Event”) and Mr. Walshe’s employment with Thera Europe is terminated within twelve (12) months following the occurrence of a Liquidity Event, Mr. Walshe will be entitled to receive twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Walshe’s agreement, an “Acquisition of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, of at least 40% of the outstanding voting securities of the Corporation. Mr. Walshe shall have no claim against Thera Europe if his employment is terminated by reason of the liquidation of Thera Europe for the purposes of amalgamation or reconstruction to the extent he is offered employment with any entity resulting from such amalgamation or reconstruction on terms and conditions which, taken as a whole, are not substantially less favorable than the terms and conditions of his employment agreement.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 48 THERATECHNOLOGIES INC.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	--	Nil	Nil

Termination of Employment without Just Cause (3)	87,600	Nil	Nil

Termination of Employment in the event of a Liquidity Event(4)	490,560 (5)	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	--	Nil	Nil

Voluntary Resignation (3)	87,600	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 29, 2019 on the TSX ($4.06) and the respective exercise price of each vested option as at November 30, 2019. As at November 30, 2019, none of the options held by Mr. Walshe were vested.

(2)	Mr. Conor Walshe does not hold any share-based awards.

(3)

Under his employment agreement, Mr. Walshe is entitled to receive a ninety (90) day prior notice for termination of his employment agreement without cause.    The amount set forth under “Severance” represents three (3) months of his annual base salary €60,000 converted into Canadian dollars using the conversion rate as at November 30, 2019: 1 Euro = $1.46. Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the Common Shares on November 29, 2019 on the TSX ($4.06) would be exercised. The options held by Mr. Walshe had an exercise price which was higher than the closing price of the Common Shares on the TSX on November 29, 2019.

(5)

The amount set forth under “Severance” represents twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary €336,000 converted into Canadian dollars using the conversion rate as at November 30, 2019: 1 Euro = $1.46.

6.	Performance Graph

The following graph compares a cumulative annual total shareholder return on a $100 investment in the Common Shares between December 1, 2014 and November 30, 2019 against a cumulative total shareholder return on the S&P/TSX Composite Index assuming that all dividends are reinvested (“S&P/TSX”), the NASDAQ Composite Index (“NCI”) and the NASDAQ Biotechnology Index (“NBI”) over the same period.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 49 THERATECHNOLOGIES INC.

	2014	2015	2016	2017	2018	2019

Theratechnologies	100.0	440.5	824.3	1878.4	2216.2	1097.3

S&P / TSX Composite Index	100.0	98.1	102.3	109.0	103.1	115.6

NASDAQ Composite Index	100.0	106.6	111.1	143.5	153.0	180.8

NASDAQ Biotechnology (NBI)	100.0	110.0	90.1	104.0	107.9	118.1

The trend shown in the above performance graph indicates that, since December 1, 2014, the annual total shareholder return on a $100 investment in the Common Shares outperformed the S&P/TSX, the NCI and the NBI.

On December 1, 2014 (the TSX was closed for business on November 30, 2014), the closing price of the Common Shares was $0.35 and, as at November 29, 2019 (the TSX was closed for business on November 30, 2019), the closing price of the Common Shares was $4.06, thus representing an increase of $3.71. Between December 1, 2014 ($0.35) and November 30, 2019 ($4.06), the return on the Common Shares was 1,160%.

The value of the total compensation received by the Named Executive Officers over the past five years, as they then were, increased by solely 0.6 % between the fiscal year ended November 30, 2014 and November 30, 2015 whereas it increased by 39% between November 30, 2015 and November 30, 2016 and by 56% between November 30, 2016 and November 30, 2017. Between November 30, 2017 and November 30, 2018, the total compensation received by the Named Executive Officers decreased by 25%. The total compensation received by the Named Executive Officers in the last fiscal year increased by 13% over the total compensation received by these individuals for the fiscal year ended November 30, 2018.

COMPENSATION MANAGEMENT PROXY CIRCULAR	PAGE 50 THERATECHNOLOGIES INC.

ITEM IV.	CORPORATE GOVERNANCE DISCLOSURE

The Board considers corporate governance to be important to the effective operations of the Corporation and to ensure that the Corporation is managed so as to optimize shareholder value. The Nominating and Corporate Governance Committee is responsible for examining the Corporation’s needs in this regard and addressing all issues that may arise from its practices. This Committee ensures that the Corporation’s corporate governance practices comply with Regulation 58-101 respecting Disclosure of Corporate Governance Practices (Québec) and oversees their disclosure according to the guidelines described in Policy Statement 58-201 to Corporate Governance Guidelines (Québec) (hereinafter collectively referred to as the “Regulation”).

The table below details the corporate governance requirements under the Regulation and the position of the Corporation vis-à-vis each of them.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS
1.	(a) Disclose the identity of directors who are independent.

“Independence” is defined in Section 1.4 of Regulation 52-110 respecting Audit Committees. After review of the definition of “independence”, the Nominating and Corporate Governance Committee determined that the following directors were “independent” within the meaning of the Regulation in the last fiscal year:

-    Sheila Frame;

-    Gérald A. Lacoste;

-    Gary Littlejohn;

-    Dale MacCandlish Weil;

-    Paul Pommier;

-    Dawn Svoronos; and

-    Jean-Denis Talon.

In addition, the Nominating and Corporate Governance Committee determined that the following nominees proposed for election at the Meeting are “independent” within the meaning of the Regulation:

-    Sheila Frame;

-    Gérald A. Lacoste;

-    Gary Littlejohn;

-    Dale MacCandlish Weil;

-    Paul Pommier; and

-    Dawn Svoronos.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

In reviewing the definition of “independence” under Section 1.4 of Regulation 52-110 respecting Audit Committees the Nominating and Corporate Governance Committee determined that Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation in the last fiscal year was not “independent” given his position with the Corporation. Mr. Paul Lévesque, the current President and Chief Executive Officer of the Corporation, is a nominee proposed for election at the Meeting. If elected as a director at the Meeting, Mr. Lévesque will not be “independent” within the meaning of the Regulation as a result of his position with the Corporation.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Seven (7) of the eight (8) directors were independent from the Corporation in the last fiscal year. Six (6) of the seven (7) nominees proposed for election to the Board are independent.

CORPORATE GOVERNANCE DISCLOSURE MANAGEMENT PROXY CIRCULAR	PAGE 51 THERATECHNOLOGIES INC.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Dawn Svoronos, the Chair of the Board, is a director of PTC Therapeutics, Inc., Xenon Pharmaceuticals Inc., and Global Blood Therapeutics, Inc.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the last fiscal year ended November 30, 2019. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As a matter of routine, the Chair of the Board assesses with the other independent directors after each meeting of the Board whether a meeting without the non-independent director is required.

There were seven (7) meetings of the independent directors in the financial year ended November 30, 2019.

The committees of the Board are composed of independent directors and, whenever non-independent directors attend the committee meetings, the chair of the committee assesses with the independent directors after each meeting of the committee whether a meeting without the non-independent director is required.

(f)   Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director this independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Dawn Svoronos, is independent.

The Chair of the Board’s role and responsibilities consist in:

-    Representing the Corporation vis-à-vis shareholders and members of the public;

-    Preparing the agendas for all Board meetings;

-    Presiding over each Board meeting and shareholders meeting;

-    Coordinating with the chairs of the Board committees on topics to be discussed at committee meetings;

-    Following-up with the President and Chief Executive Officer of the Corporation on material matters occurring in the normal course of business of the Corporation;

-    Assessing the circumstances requiring the holding of special meetings of the Board; and

-    Following-up with committee chairs on topics discussed at Board meetings.

	(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	See the information in the tables provided for each nominee under “Election of directors – Nominees”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	See Appendix “D” attached to this Circular.

3.

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board and the chair of each Board committee. The persons acting as Chair of the Board and chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. See Section 1 (f) above for a description of the role and responsibilities of the Chair of the Board.

The role and responsibilities of the chair of each Board committee consist in:

-    Preparing the agendas for each Committee meeting;

-    Presiding over each committee meeting;

-    Following-up on matters discussed at committee meetings, if and when necessary; and

-    Reporting to the Chair of the Board and the Board.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and the CEO have not developed a written position description for the CEO. However, the Board set the following expectations with respect to the role and responsibilities of the individual currently holding the position of President and Chief Executive Officer:

-    Representing the Corporation vis-à-vis shareholders and members of the public;

-    Supervising the activities related to the commercialization of the Corporation’s products in the United States, Europe and Canada;

-    Supervising the activities related to research and development programs;

-    Canvassing the potential acquisition or in-licensing of new products and supervising the negotiation of agreements related to such transactions;

-    Overseeing the control of expenses;

-    Having leadership skills;

-    Understanding of finance;

-    Ensuring compliance with an ethical conduct;

-    Reporting to the Board; and

-    Maintaining good relationships with shareholders, employees and members of the public.

All activities conducted by the Corporation that are not conducted in the “normal course of business” of the Corporation are discussed with the Board. The Chair of the Board has frequent communications with the President and Chief Executive Officer and is aware of situations that do not qualify as “normal course of business”.

4.

(a)   Briefly describe what measures the Board takes to orient new members regarding:

(i) the role of the Board, its committees and its Directors, and

(ii)  the nature and operation of the issuer’s business.

The Board has a “Director Orientation and Continuing Education Policy” in place for new directors. For a description of this policy, see Appendix “E” to this Circular.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board oversees continuing education that is provided to the directors. Continuing education is provided in the following form:

-    Articles and books on topics relating to the Corporation’s business, competitors, corporate governance and regulatory matters are provided to directors;

-    At Board meetings, members of management are invited to present on business activities;

-    Consultants offer seminars on various topics relating to the business of the Corporation;

-    Directors attending conferences or seminar addressing relevant topics to the Corporation;

-    Providing directors with published research reports written by healthcare analysts.

5.	(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

The Board has adopted a Code of Ethics (the “Code”) and, more recently in the current fiscal year, a policy against corruption of civil servants pursuant to the Foreign Corrupt Practices Act (United States) (the “Policy”).

	(i) disclose how a person may obtain the code;	The Code and the Policy are available on the website of the Corporation at www.theratech.com under the section “Investors - Corporate Governance – Corporate Documents”.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the

The Board monitors compliance with the Code by requiring that all employees and executive officers certify on a yearly basis that they have read, understood and agreed to be bound by the Code. The Board will also require that the certification encompasses the Policy. The Board also

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS
	Board satisfies itself regarding compliance with its code; and	relies on management to report any conduct that is contrary to the Code to the Chair of the Board or the Chair of the Nominating and Corporate Governance Committee.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year ended that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has not filed any material change report pertaining to any conduct of a director or executive officer that departs from the Code in the last fiscal year.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board does not take any particular steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board relies on the loyalty, integrity and honesty of its directors to for the disclosure of any interest a director has or may have in a transaction or agreement. Corporate laws, the general by-laws of the Corporation and the Code require that a director discloses any interest he/she may have or has in any transaction or agreement. In the event a director has any such interest, the director will be asked to leave the Board or committee meeting during which discussions regarding the transaction or agreement will take place. The director will not be entitled to vote on any resolution regarding such transaction or agreement.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

Other than having adopted the Code and planning on conducting seminars in the current fiscal year on the Policy for all of its directors, officers, employees and those of its subsidiaries, the Board does not take any other particular step to encourage and promote a culture of ethical business conduct. It relies on the honesty and loyalty of each individual and the consequences an individual would suffer if his/her ethical business conduct was inadequate.

6.	(a) Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Corporate Governance Committee of the Board is responsible to identify new candidates for Board nomination.

The identification of new candidates is undertaken after the Board has assessed the needs of the Corporation and the expertise at the Board level to meet those needs. The identification of new candidates may be done in different ways:

-    Knowledge by a Board member of one or more persons having the skills, experience, time and commitment required to act as directors of the Corporation; or

-    Retaining the services of a third party specialized in the recruitment of directors.

Prior to retaining any individual to act as director of the Corporation, the individual is met by the Chair of the Board and other Board members. In addition, the individual’s background is reviewed.

(b)   Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee was comprised of three (3) independent directors in the fiscal year ended November 30, 2019, namely:

-    Gérald A. Lacoste (chair);

-    Dale MacCandlish Weil; and

-    Dawn Svoronos.

	(c) If the Board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described in Appendix “F” to this Circular.

7.	(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Board has delegated to the Compensation Committee the evaluation and assessment of the compensation of the Corporation’s directors and executive officers.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS

The Compensation Committee used to meet at least once a year at the end of the fiscal year of the Corporation. On August 7, 2019, the Charter of the Compensation Committee was amended to require a minimum of two meetings per fiscal year. During the meeting occurring at the end of the year, the Compensation Committee reviews, among other things, the compensation of the Corporation’s executive officers for the ensuing fiscal year and assesses the performance of each executive officer against the Corporation’s annual objectives and each executive officer’s objectives to determine whether an executive officer is entitled to a bonus in the form of cash for his/her services and/or the grant of stock options. The Compensation Committee has the power to retain the services of third parties to help in the determination of the annual compensation of an executive officer. Where the Compensation Committee does not retain the services of a third party, the Compensation Committee may review publicly available information regarding the compensation of executive officers holding a position similar to the position under review or purchase such information from third parties. The Compensation Committee will also take into consideration publicly available information relating to the average percentage increase in a particular year of the compensation generally paid to executive officers.

The Compensation Committee reviews, from time to time, the compensation of the directors and members of the Board committees. The Compensation Committee has the power to retain the services of third parties to assist its members determining the compensation of directors and committee members.

The Compensation Committee makes recommendations to the Board on the compensation to be paid to executive officers and directors and the Board has complete discretion to accept, reject or amend any recommendation made by the Compensation Committee.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently comprised of three (3) independent directors, namely:

-    Gary Littlejohn (Chair since August 7, 2019);

-    Paul Pommier; and

-    Dawn Svoronos.

Mr. Jean-Denis Talon was Chair of the Compensation Committee until his resignation from the Board on August 7, 2019.

	(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are described in Appendix “G” to this Circular.

8.	If the Board has standing committees other than the audit, compensation, nominating committees, identify the committees and describe their function.	None

9.

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committee, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible to ensure that a process is in place for the review of the performance of individual directors, the Board as a whole, the Board committees, as well as the Board and Committee Chairs.

Assessments are done on an ongoing basis.

At the end of the last fiscal year, the Nominating and Corporate Governance Committee did not conduct a formal assessment of the Board, the Board committees and of each individual director given the review conducted in the prior fiscal year.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS

10.

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and if so, include a description of those director term limits or other mechanisms of board renewal.

Theratechnologies has adopted a policy regarding term limits, a summary of which is provided under “Item II - Subjects to be treated at the meeting – Election of Directors – Directors’ Mandatory Retirement Policy”.

11.

a.   Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Theratechnologies has not adopted a written policy relating to the identification and nomination of women directors. The Board desires to have discretion in selecting candidates since it has determined that it would be inappropriate for Theratechnologies to require that a minimum percentage of candidates at the Board or executive levels be comprised of women.

However, at a Board meeting held in February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter the obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee needs to recruit candidates for directorship. Therefore, gender diversity is now one of the four criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation.

b.  If an issuer has adopted a policy referred to in 11(a), disclose the following in respect of the policy:

(i)   a short summary of its objectives and key provisions;

(ii)    the measures taken to ensure that the policy has been effectively implemented;

(iii)   annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)   whether and if so, how the board and its nominating committee measures the effectiveness of the policy.

As stated above, no written policy has been adopted by the Board of Theratechnologies.

12.

Disclose whether and, if so, how the Board or the nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider a level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer reason for not doing so.

Both the Board and the nominating committee consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election.

Whenever the issues of succession or addition of new board members are discussed, the members of the Board seek to obtain the candidacy of women who must fulfill the expertise sought by the Board. See Section 11(a) above.

13.

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer

Theratechnologies is sensitive to the representation of women holding executive officer positions. However, as for Board candidacy, management will seek to retain the services of the most available skilled person(s) to fulfill available position(s).

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT		COMMENTS
appointments, disclose the issuer’s reasons for not doing so.

14.	(a) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

As previously mentioned, Theratechnologies has no target with respect to women acting as Board members. The Board wishes to retain its discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates while keeping in mind gender diversity.

(b) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer had not adopted a target, disclose why it has not done so.

As previously mentioned, Theratechnologies has no target with respect to women in executive officer positions. The Corporation wishes to retain discretion in order to appoint successors or add additional members in order to be in a position to select the best available candidates.

	c. If the issuer had adopted a target referred to in either paragraph 14(a) or 14(b), disclose: (i) the target; and (ii) the annual and cumulative progress of the issuer in achieving the target.	N.A.

15.	(a) Disclose the number and proportion (in percentage terms) of directors on issuer’s board who are women.

Ms. Dawn Svoronos is the Chair of the Board and both Ms. Dale MacCandlish Weil and Ms. Sheila Frame act as directors of the Corporation. If Ms. Svoronos, Ms. MacCandlish Weil and Ms. Frame are elected at the Meeting, the representation of women on the Board will account for 50% of independent directors and 43% of all Board members.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all measure subsidiaries of the issuer, who are women.

The number of executive officers at Theratechnologies amounts to seven (7), one of whom is a woman, namely Ms. Marie-Noël Colussi. Ms. Colussi acts as Vice President, Finance. Therefore, the proportion of women holding executive positions at Theratechnologies amounts to 14%.

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ITEM V.	OTHER INFORMATION

1.	Audit Committee Information

General

The audit committee (the “Audit Committee”) is currently composed of three independent directors, namely, Mr. Paul Pommier, who acts as Chair, Gérald A. Lacoste and Gary Littlejohn. Until August 7, 2019, Mr. Jean-Denis Talon was also a member of the Audit Committee. See “Item II – Subjects to Be Treated at the Meeting – Election of Directors – Nominees” above for the biography of each of the Audit Committee members. All of the Audit Committee members are financially literate within the meaning of National Instrument 52-110 – Audit Committees and Mr. Paul Pommier was designated as a “financial expert” under U.S. securities rules. The Audit Committee members meet without executive officers at each meeting of the Audit Committee.

During the fiscal year ended November 30, 2019, the Audit Committee met a total of four (4) times. Each member attended all meetings, except for Mr. Littlejohn who was appointed a member of the Audit Committee on May 15, 2019 and who attended two (2) meetings following his appointment. These two (2) meetings were the only ones held by the Audit Committee between May 15, 2019 and November 30, 2019.

Role and Responsibilities

The Audit Committee is responsible for assisting the Board to oversee the followings:

-	the integrity of the Corporation’s financial statements and information related thereto;
-	the Corporation’s internal control system;
-	the appointment and performance assessment of the external auditors; and
-	the Corporation’s risk management matters.

A copy of the Charter of the Audit Committee describing in greater details the role and responsibilities of the Audit Committee is attached as Appendix “H” to this Circular.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the oversight of the independent external auditors’ work. The Audit Committee pre-approves all audit and non-audit services provided by the external auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. The external auditors and the Corporation’s management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for services performed. The Audit Committee approved all of the fees listed in the table above under “Item II – Subjects To Be Treated at the Meeting – Appointment of Auditors”.

Auditors’ Fees

The fees paid to the Auditors of the Corporation for the fiscal years ended November 30, 2019 and 2018 are shown in the table above under “Item II. – Subjects to Be Treated at the Meeting – Appointment of Auditors”.

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2. Shareholder Proposals

The deadline by which the Corporation must receive proposals from shareholders under the Act for presentation at the next annual meeting of shareholders is March 15, 2021.

3. Additional Documentation

The Corporation is a reporting issuer in all Canadian provinces and is required to file its financial statements, annual information form (the “AIF”) and Circular with each Canadian Securities Commission. The Corporation is also a reporting issuer in the United States and qualifies as a “foreign private issuer” under U.S. securities laws.

The financial information of the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its fiscal year ended November 30, 2019. Copies of the Corporation’s financial statements, management proxy circular and AIF may be obtained on request to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, 11th Floor, Montreal, Québec, Canada, H3A 1T8 or by consulting the SEDAR Website at www.sedar.com and the EDGAR Website at www.sec.gov. The Corporation may require the payment of a reasonable fee if the request is made by someone other than a security holder of the Corporation, unless the Corporation is in the course of a distribution of its securities pursuant to a short-form prospectus, in which case these documents will be provided free of charge.

4. Approval by the Board

The content and the sending of this Circular have been approved by the Board of the Corporation.

Montreal, Québec, Canada, June 12, 2020.

(signed) Jocelyn Lafond

Jocelyn Lafond

Corporate Secretary

OTHER INFORMATION MANAGEMENT PROXY CIRCULAR	PAGE 59 THERATECHNOLOGIES INC.

APPENDIX A

RESOLUTION 2020-1 – AMENDMENTS TO BY-LAW NO. 3

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

BE IT RESOLVED:

1.

That the amended and restated By-Law No. 3 adopted by the Board of Directors of the Corporation, the full text of which is attached as Schedule “A” to Appendix “A” of the management proxy circular of the Corporation dated June 12, 2020, be ratified, confirmed and approved; and

2.

That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his or her, as the case may be, entire discretion, his or her, as the case may be, determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

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SCHEDULE A TO APPENDIX A – BY-LAW NO. 3

THERATECHNOLOGIES INC.

AMENDED AND RESTATED BY-LAW NO. 3

GENERAL BY-LAWS

INTERPRETATION

1.        Definitions. The definitions set out in the ~~Companies~~Business Corporations Act (~~R.S.Q~~CQLR., c.  ~~C-38~~S-31.1), and in any amendment or successor act thereto (collectively, the “Act”), shall apply to the terms used in these General By-Laws.

2.        Computation of Time. The computation of time or any period in days shall be based on the provisions of the Interpretation Act (~~R.S.Q.,~~CQLR, c. ~~1~~I-16), and any amendment or successor act thereto.

3.        Signature. Any signature required on a notice of shareholder meeting or any other document that must be sent or provided by the ~~Company~~Corporation, its directors or its officers or on their behalf may be handwritten or reproduced mechanically or electronically.

4.        Certificate. A transfer certificate made by the Corporate Secretary or by any other duly authorized officer of the ~~Company~~Corporation in office when the certificate was prepared, or by any officer, transfer agent or registrar who records the transfer of shares of the ~~Company~~Corporation shall be conclusive evidence, enforceable against any shareholder, of the sending or delivery of any notice of meeting or any other document that must be sent or provided by the ~~Company~~Corporation, its directors or its officers, or on their behalf.

SHAREHOLDERS

5.        Annual Meeting. The annual meeting of shareholders of the ~~Company~~Corporation shall be held each year on such date and at such time as may be fixed by the Board of Directors, to receive and consider the financial statements of the Corporation together with the report of the ~~Auditor~~Auditor’s thereon, to elect directors, to appoint ~~an~~the Auditor and to fix or to authorize the Board of Directors to fix ~~his~~its remuneration, and to consider, deal with and dispose of such other business as may lawfully come before the meeting.

The annual meeting of shareholders shall be held at the head office of the ~~Company~~Corporation or at any other place in the province of Quebec, which may be determined by the Board of Directors.

Any annual meeting may also constitute a special meeting to consider, deal with and dispose of any business to be considered, dealt with and disposed of at any special meeting.

6.        Special Meeting. A special meeting of shareholders~~, whether or not it constitutes a general meeting,~~ may be called at any time as determined by the President, the ~~President~~Chair of the Board or the Board of Directors. ~~A special meeting, whether or not it constitutes a general meeting, may be held separately or as part of an annual meeting or, as the case may be, of a special general meeting.~~

Special meetings of shareholders shall be held at the head office of the ~~Company~~Corporation or at such other place, within or outside Quebec, as may be determined by the Board of Directors. However, if directors

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are to be elected at a special meeting of shareholders, such meeting shall be held within the province of Quebec.

7.        Special ~~General~~ Meeting Called at the Request of Shareholders. It shall be incumbent upon the Board of Directors to call a special ~~general~~ meeting of shareholders whenever required in writing to do so by the shareholders holding no less than one-tenth of the issued shares of the ~~Company~~Corporation of the class or classes that, at the date of the request, carry the right to vote at the meeting so requested. The request shall indicate the purposes of the upcoming meeting, the business of which shall lie within the competence of a ~~general~~ meeting of the shareholders. If the meeting is not called ~~and held~~ within 21 days from the date upon which the request for the meeting was ~~deposited~~received at the head office of the ~~Company~~Corporation to the attention of the Corporate Secretary, ~~every~~any shareholder~~, whether or not it~~ who signed the request~~, holding not less than one-tenth of the issued shares of the Company carrying the right to vote at the meeting requested~~ may ~~itself convene~~call such special ~~general~~ meeting.

8.        Notice of Meetings. Notice of each annual or special meeting of shareholders shall be sent to the shareholders entitled to attend such meeting by any means of delivery authorized by law, at the discretion of the person charged with giving such notice, to the respective address of the recipients recorded in the registers of the ~~Company~~Corporation, at least 21 days prior to the date fixed for such meeting. If the address of any shareholder does not appear in the registers of the ~~Company~~Corporation, then the said notice may be sent to such address as the person sending the notice may consider to be the most likely address at which the notice will reach such shareholder promptly. Irregularities in the notice or in the sending thereof, including the accidental omission to give notice or the non-receipt thereof by any of the shareholders, shall not invalidate any proceedings at any such meeting.

No notice of the date determined for any adjourned meeting need be given.

9.        Record Date. The Board of Directors may fix a date no earlier than 30 days prior to the ~~notice or holding~~date of a meeting as the record date to determine which shareholders are entitled to receive notice of ~~or~~the meeting and to vote ~~at a meeting~~thereat. As a result, only shareholders of record on the date so fixed shall be entitled to receive notice thereof and to vote thereat, regardless of any transfer of shares recorded in the registers of the ~~Company~~Corporation between the record date and the ~~notice or holding~~date of such meeting.

10.        Joint Shareholders. In the case of joint shareholders, any notice of meeting or other document that must be sent to shareholders may be sent to the joint shareholder whose name first appears in the registers of the ~~Company~~Corporation in respect of such shares. Any notice or document so sent shall be deemed sufficient to release the sender from sending such notice or document to each joint shareholder.

11.         ~~Chairman~~Chair of the Meeting. The ~~Chairman~~Chair of the Board of Directors or, if there is none, the President of the ~~Company~~Corporation, or any other person as may from time to time be appointed as such by the Board of Directors, shall preside at meetings of shareholders.

12.        Quorum. One or more persons present in person or duly represented and holding not less than 10% of the aggregate number of votes attached to all the voting shares for such meeting shall constitute a quorum at an annual~~, special~~ or special ~~general~~ meeting of shareholders, regardless of the actual number of persons physically present.

Should a quorum exist at the commencement of a meeting, the shareholders present or represented may proceed with the business for which it was originally called whether or not the quorum is maintained for the duration of the meeting.

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Should no quorum exist at the commencement of a meeting, the shareholders present or represented may, by a majority vote to that effect, adjourn the meeting to another date and place, though they may not proceed with any other business.

Should a quorum exist at a meeting so adjourned, said meeting may proceed, failing which, a new meeting shall be convened.

~~13.         Proxy.~~13. Conduct of Meetings. Any meeting of shareholders may be held in person or otherwise in accordance with the provisions of the Act, solely or in part, by the use of any equipment or medium that enables all participants to communicate directly with one another during the meeting.

Any person participating in a meeting by such means will be deemed to be present at the meeting and, provided he/she/it is entitled to vote at the meeting, may cast his/her/its vote using any such means if it allows the vote to be verified afterwards and protects the secrecy of the vote if a ballot is requested.

14.        Proxy. The Board of Directors may set a date and time limit when instruments of proxy to be used at a meeting must be deposited with the ~~Company~~Corporation or its mandatary; such date and time limit shall not precede the meeting by more than 48 hours.

The Board of Directors may also permit details of proxies to be used at or in connection with a meeting and deposited with the ~~Company~~Corporation or its mandatary at a location other than that at which such meeting shall be held to be sent by facsimile to the Corporate Secretary of the ~~Company~~Corporation prior to the meeting. In such a case, such proxies, if they are otherwise regular, shall be valid and the votes given under their authority shall be counted.

~~14~~15.        Decisions Made by the Majority. Unless otherwise provided in the Act, any matters submitted to a meeting of shareholders will be decided by a simple majority (50% + 1) of the votes validly cast. In the case of joint shareholders, unless they ~~should~~ indicate otherwise, any one of such persons attending the meeting shall be authorized to cast those votes which may be cast at the meeting and, where more than one joint shareholder is in attendance, only the person whose name first appears in the securities register of the ~~Company~~Corporation in respect of the shares carrying votes shall be authorized to cast such vote at the meeting.

~~15~~16.        Vote by a Show of Hands. Unless ~~a voice vote or~~ a vote by secret ballot is requested in the manner prescribed below, the vote shall be taken by a show of hands. In such a case, the shareholders shall vote by raising their hands, and the number of votes shall be calculated in accordance with the number of raised hands.

~~16.        Voice Vote. If the chairman of the meeting so orders or if another person holding or representing by proxy no fewer than 10% of the shares carrying votes which may be cast at the meeting so requests (which request may be withdrawn), and if a vote by secret ballot is not requested, a voice vote shall be taken. In such a case, each shareholder or proxy shall verbally declare his name and that of each shareholder for whom he holds a proxy, the number of votes he has and the manner in which he shall cast such votes. The number of votes so casts shall determine whether or not a resolution is carried.~~

17.        Secret Ballot. If the ~~chairman~~chair of the meeting so orders or a person holding or representing by proxy no fewer than 10% of the shares carrying votes which may be cast at the meeting so requests, the vote shall be taken by secret ballot. A request for a vote by secret ballot may be made at any time prior to the adjournment of the meeting, even after the holding of a vote by a show of hands ~~or a voice vote~~, and such a request may also be withdrawn. Each shareholder or proxy shall remit to the scrutineers one or more ballots, on which he shall enter the manner in which he shall cast the votes he has and, where applicable, his

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name and the number of votes he has. Whether or not a vote by a show of hands ~~or a voice vote~~ has previously been taken on the same matter, the result of a secret ballot shall be deemed to represent the resolution of the meeting in respect thereof.

18.        Procedure at Meetings. The ~~chairman~~chair of any meeting of shareholders shall be responsible for conducting the procedure thereat in all respects, and his/her decision on any matter, even a matter pertaining to the validity or non-validity of a proxy and the receivability or non-receivability of a motion, shall be final and binding on all the shareholders.

A declaration by the ~~chairman~~chair of the meeting that a resolution has been carried or not carried, with or without qualification of unanimity, by a particular majority, shall be conclusive evidence of the fact.

At all times during the meeting, the ~~chairman~~chair of the meeting, of his/her own initiative or with the assent of the shareholders given by a simple majority, for a valid reason, such as a disturbance or confusion rendering the harmonious and orderly conduct of the meeting impossible, has the authority to adjourn the meeting from time to time and no notice of any such adjourned meeting to a given date need be given.

Should the ~~chairman~~chair of the meeting fail to carry out his/her duties loyally, the shareholders may remove him/her as ~~chairman~~chair of such meeting at any time and replace him/her by another person chosen ~~from~~ among ~~their number~~them.

19.        Scrutineers. The ~~chairman~~chair at any meeting of shareholders may appoint scrutineers (who may but need not be directors, officers, employees or shareholders of the ~~Company~~Corporation), who shall act in accordance with his/her directives.

BOARD OF DIRECTORS

20.        Number. The ~~Company~~Corporation shall be managed by a Board of Directors composed of the fixed number of directors indicated in its articles of incorporation. If the articles of incorporation establish a minimum and a maximum number of directors, the Board of Directors shall be composed of the fixed number of directors, although no less than three, established by resolution of the Board of Directors or, failing this, selected by the shareholders within such limits.

21.        Resignation. A director may resign his office by written notice to the ~~Company~~Corporation. Reasons need not be given for a resignation. Unless a subsequent date is stipulated in such notice, the resignation shall take effect on the date of its delivery.

22.        Removal. Unless otherwise provided in the articles of incorporation of the ~~Company~~Corporation, the shareholders may, by resolution, remove a director at a special ~~general~~ meeting called for that purpose.

The removal of a director, as well as his election, shall be at the discretion of the shareholders. A director may be removed at any time and such removal need not be based on any particular grounds, whether serious or not. Neither the ~~Company~~Corporation nor the shareholders voting in favour of the removal shall incur any liability toward the director by the mere fact of his removal, even if there be no grounds therefore.

23.        Vacancy. The office of a director shall become vacant as of the moment that his/her resignation or removal ~~takes effect~~is effective; likewise, a vacancy shall be created the moment a director ceases to be qualified to fulfill his/her duties, or if he ~~should decease~~/she dies. Directors may continue to act despite one or several vacancies, provided a quorum still exists.

24.        Remuneration. The remuneration paid to the directors shall be determined by resolution of the Board of Directors. Such remuneration shall normally be in addition to the salary or remuneration of any

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officer, employee or supplier of services of the ~~Company~~Corporation who is also a director, unless a resolution states otherwise. The directors may also be reimbursed for travel and other expenses incurred by them in connection with their duties.

25.        Irregularity. Notwithstanding ~~any subsequent~~the discovery ~~that there was some~~of a defect in the election of the Board of Directors or in the election or appointment of a director, or in the ~~absence or loss of eligibility thereof~~event a director is no longer eligible to act as such pursuant to the Act, acts regularly done by any of them shall be as valid and as binding on the ~~Company~~Corporation as if the election or appointment had ~~been regular~~proceeded without such defect or as if each person ~~eligible~~was still eligible to act as a director of the Corporation under the Act.

26.        Borrowing. The directors may, when they deem expedient:

borrow money upon the credit of the ~~Company~~Corporation;

issue debentures or other securities of the ~~Company~~Corporation and pledge or sell same for such sums and at such prices as may be deemed expedient;

hypothecate the immovables and movables or otherwise affect the movable property of the ~~Company~~Corporation;

delegate, in whole or in part, the powers mentioned hereinabove to one or more officers of the ~~Company,~~Corporation, subject to the ~~extent and in accordance with the~~ terms and conditions set out in the ~~delegation~~ resolution delegating such power.

This by-law shall be regarded as an addition to, and not a replacement of, any borrowing by-law adopted by the ~~Company~~Corporation for banking purposes unless otherwise specifically stipulated in such by-law.

27.        Use of Property or Information. No director may mingle the ~~Company’s~~Corporation’s property with his/her own property or use for his/her own profit or that of a third person any property of the ~~Company~~Corporation, including any information he obtains by reason of his/her duties, unless he/she is expressly and specifically authorized to do so by the shareholders of the ~~Company~~Corporation.

28.        Conflicts of Interest. A director shall avoid placing himself/herself in a situation where his/her personal interest would conflict with his/her obligations as a director of the ~~Company~~Corporation.

He/she shall promptly declare to the ~~Company~~Corporation any interest he has in an enterprise or other entity that may place him/her in a situation of conflict of interest and any right he/she may set up against it, indicating their nature and value, where applicable. Such declaration of interest shall be recorded in the minutes of the proceedings of the Board of Directors. A general declaration shall be valid as long as the facts have not changed, and the director need not repeat it for a specific subsequent transaction.

29.        Contracts with the ~~Company~~Corporation. A director may, even in carrying on his/her duties, directly or indirectly acquire rights in the ~~Company’s~~Corporation’s property or enter into contracts with the ~~Company~~Corporation, on condition that he immediately inform the ~~Company~~Corporation of such fact by indicating the nature and value of the rights he/she is acquiring, and that he/she request that such fact be recorded in the minutes of the proceedings of the Board of Directors or ~~the~~any written resolution in lieu thereof.

A director who is so interested in an acquisition of property or a contract shall abstain, except if required, from the discussion and voting on the question and, if he/she votes, his/her vote shall not be counted.

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However, this rule does not apply to questions concerning the remuneration or condition of employment of ~~the~~a director.

At the request of the ~~President~~Chair of the Board of Directors or of any director, the interested director shall leave the meeting while the Board of Directors discusses and votes on the acquisition or contract in question. The same shall be applicable to any director who has an interest in an offeror making an offer to purchase the shares of the ~~Company~~Corporation by way of a take-over bid while the Board of Directors discusses and votes on such offer.

Neither the ~~Company~~Corporation nor its shareholders may contest the validity of an acquisition of property or a contract involving the ~~Company~~Corporation, on the one hand, and directly or indirectly a director, on the other, for the sole reason that the director is a party thereto or is interested therein, if such director made the declaration mentioned hereinabove immediately and correctly.

MEETINGS OF THE BOARD OF DIRECTORS

30        Calling of Meetings. ~~Each year, immediately after the annual meeting of the shareholders, a meeting of the new directors present shall be held without further notice if they constitute a quorum, to elect or appoint the officers of the Company and consider, deal with and dispose of any other matter.~~

Meetings of the Board of Directors may be called by or by order of the ~~Chairman~~Chair of the Board of Directors, if any, the President of the ~~Company~~Corporation or two (2) directors, and such meetings may be held anywhere within or outside Quebec. A notice of each meeting specifying the place, date and time, shall be sent to each director at the address appearing in the registers of the ~~Company~~Corporation. Notice shall be sent no less than two (2) days prior to the date fixed for the meeting by any means of delivery authorized by law. In the absence of an address for a director, the notice may be sent to the address at which the sender considers that the notice is most likely to reach the director promptly.

In any case where the convening of a meeting is considered by the ~~Chairman~~Chair of the Board of Directors, if any, the President of the ~~Company~~Corporation or a group of two (2) directors, to be a matter of urgency, he/she may cause notice to be given of a meeting of the Board of Directors by telephone, e-mail, fax or any other mode of transmission ~~provided by the law~~, not less than ~~twelve (12~~three (3) hours before such meeting is to be held and such notice shall be adequate for the meeting so convened.

A meeting of the Board of Directors shall be held after each annual meeting of shareholders to appoint the chair of the Board of Directors, create any committee of the Board of Directors, if need be, appoint any member thereon, appoint the officers of the Corporation and to consider any other matter it deems appropriate.

31.        Quorum. A majority of the directors in office, although no less than three (3), shall constitute a quorum for a meeting of the Board of Directors. A quorum shall be present for the entire duration of the meeting.

32.        Meeting ~~Chairman~~Chair and Secretary. Meetings of the Board of Directors shall be chaired by the ~~Chairman~~Chair of the Board of Directors, if any, or, failing him/her, by ~~the President of the Company or, failing him, by a Vice-President~~any other director designated for such purpose by the ~~President.~~directors by a majority of the votes cast. The Corporate Secretary of the ~~Company~~Corporation shall act as secretary of the meetings. The directors present at a meeting may nevertheless appoint any other person to act as ~~chairman or~~ secretary of such meeting.

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33.        Procedure. The ~~chairman~~chair of the meeting ensures that the meeting is conducted smoothly and submits to the Board the motions on which a vote is to be taken and generally conducts the procedure thereat in all respects, in which regard his/her decision shall be final and binding on all the directors. Should the ~~chairman~~chair of the meeting fail to submit a motion, any director may submit the motion himself/herself before the meeting is adjourned or closed and, if such motion lies within the competence of the Board of Directors, the Board of Directors shall consider it. Should the ~~chairman~~chair of the meeting fail to carry out his/her duties loyally, the directors may remove him/her as ~~chairman~~chair of that meeting at any time and replace him/her by another ~~person~~director.

34.        Voting. Each director shall be entitled to one vote, and all matters shall be decided by the majority of the votes cast. The vote shall be taken by voice vote or by a show of hands unless the ~~chairman~~chair of the meeting or a director requests a secret ballot, in which case the vote shall be taken by ballot. If the vote is taken by ballot, the secretary of the meeting shall act as scrutineer and count the ballots, which shall not in as much deprive him/her of his/her right to vote as a director, if such is the case. The fact of having voted by ballot shall not deprive a director of the right to express his/her dissent in respect of the resolution concerned and to cause such dissent to be recorded. Voting by proxy shall not be permitted, and the ~~Chairman~~Chair shall have no casting vote in the case of a tie vote.

~~EXECUTIVE COMMITTEE~~

COMMITTEES OF THE BOARD OF DIRECTORS

35.         ~~Election~~Committees. The Board of Directors may~~, should it consist of more than six members, elect from among its number an Executive Committee comprised of no fewer than three members.~~

~~36.         Officers, Quorum and Procedure. The Executive Committee shall have the power to appoint its own officers, to fix its quorum at no less than a majority of its members, and to determine its own procedure.~~

~~37.         Powers.  The Executive Committee shall be vested with the powers and authority of the Board of Directors for the administration of the day-to-day affairs of the Company, with the exception of those powers which, by law, must be exercised by the Board of Directors, and~~ create any ~~power which the Board of Directors may expressly reserve for itself.~~

~~38.         Supervisory Power of the Board of Directors. All acts of the Executive Committee shall be subject to the supervision of the Board of Directors and be reported to the Board of Directors, should the latter so direct. The Board of Directors may invalidate or amend decisions made by the Executive Committee, subject to the rights of third parties.~~

~~39.         Meetings.  Meetings of the Executive Committee may be held at the head office of the Company or at such other place within or outside Quebec as the Executive Committee may determine.~~

~~Meetings of the Executive Committee may be called by or by the order of its chairman or by two members of such committee.~~

~~40.          Remuneration. The members of the Executive Committee shall be entitled to receive such remuneration for their services as members of the Executive Committee as the Board of Directors may determine.~~

~~41.        Removal From Office and Filling of Vacancies. The Board of Directors may from time to time remove any member of the Executive Committee from office.~~

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~~The Board of Directors may also fill any vacancy which may occur in the membership of the Executive Committee.~~

~~OTHER COMMITTEES~~

~~42.         Other Committees. The Board of Directors may appoint any other~~ committee it deems appropriate, which may or may not be made up of members of the Board of Directors~~, and~~. Any such committee shall ~~only be~~have the power vested ~~with consultation powers.~~in it by the Board of Directors. Unless the Board of Directors ~~should direct~~directs otherwise, each committee ~~so appointed~~ shall have the authority to set its own quorum ~~at no less than a majority of its members,~~ to elect its own ~~chairman~~chair and to determine its own governance procedures.

OFFICERS

~~43~~36.         Officers. The Board of Directors may, by means of resolution, appoint any officer or other mandatary it may deem appropriate and determine their title, duties and powers. With the exception of the ~~Chairman~~Chair of the Board of Directors who must be a director, no other officer need be a director or shareholder of the ~~Company~~Corporation. Any such officer or mandatary may be removed at any time by the Board of Directors, or may resign at any time upon notice to the ~~Company~~Corporation.

IDEMNIFICATION AND EXEMPTION

~~44~~37.        Indemnification and Reimbursement of Expenses. The ~~Company~~Corporation is required to indemnify a person who acts or has acted as director, officer or other mandatary of the ~~Company~~Corporation (hereafter the “Indemnified”) for any prejudice suffered by reason or in respect of the performance of such duties with the ~~Company~~Corporation and shall also reimburse him for reasonable expenses incurred for the same purposes, in each case in accordance with the provisions set out hereinbelow.

~~45.         Defence~~38. Defense – Prosecution by Third Party. The ~~Company~~Corporation shall assume the ~~defence~~defense of the Indemnified prosecuted by a third party for an act performed in the exercise of his/her duties and shall pay damages, if any, resulting from that act, unless it is due to a gross fault or intentional fault on his/her part that does not fall within the exercise of his/her duties. In particular, such an offence shall include the violation, by the Indemnified, of his/her duties of loyalty and honesty toward the ~~Company~~Corporation, especially if he/she should place himself/herself in a situation of conflict of interest.

Such assumption of defence shall involve the payment or reimbursement of reasonable judicial and extra-judicial costs incurred by the Indemnified who is prosecuted by a third party.

The payment of damages shall include the amounts paid to settle an action out of court and any fine imposed.

~~46~~39.        Expenses – Penal Proceedings. However, in a penal or criminal proceeding, the ~~Company~~Corporation shall assume the payment of the expenses of the Indemnified only if he/she had reasonable grounds to believe that his/her conduct was in compliance with the law, or if he/she has been released or acquitted.

~~47~~40.        Prosecution by the ~~Company~~Corporation. If the ~~Company~~Corporation prosecutes a director, officer or other mandatary for an act or omission in the performance of his duties, it shall undertake to assume the reasonable judicial and extra-judicial costs reasonably incurred by such director, officer or mandatary, if it loses its case and the court so decides. If the ~~Company~~Corporation wins its case only in part, the court may determine the amount of the expenses it shall assume.

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~~48~~41.        Director of Another ~~Company~~Corporation. The ~~Company~~Corporation shall indemnify, in the manner set out in sections 44 to 47 hereinabove, any person who acts at its request as a director for another legal person of which it is a shareholder or creditor.

~~49~~42.        Liability Insurance. The ~~Company~~Corporation may purchase and maintain for the benefit of its directors, officers and other mandataries, previous and actual, as well as their heirs, legatees and assigns, insurance covering their personal liability by reason of the fact that they perform such duties or act as directors of a legal person of which the ~~Company~~Corporation is a shareholder or creditor.

~~50~~43.         Reimbursement of Expenses. Subject to a contractual agreement specifying or restricting this obligation, the ~~Company~~Corporation is required to reimburse a director, an officer or other mandatary for reasonable and necessary expenses incurred by him/her in the exercise of his/her duties, plus interest from the date on which such expenses were paid by him/her. Such reimbursement shall be made upon presentation of all relevant vouchers.

CAPITAL STOCK

~~51~~44.         Share Certificates and Share Transfers. Certificates representing the shares of the capital stock of the ~~Company~~Corporation shall bear the signature of the President or a Vice-President and that of the Corporate Secretary or an Assistant Secretary. Any certificate bearing a signature of an authorized officer shall be deemed valid, notwithstanding the fact that the signatory has since ceased to hold such office within the ~~Company~~Corporation.

~~52~~45.        Record Date and Closing of Books. The Board of Directors may fix a date preceding by no more than thirty (30) days the date of payment of a dividend, an allocation of rights or any other form of distribution as the record date for determining the shareholders entitled to such dividend, right or distribution; hence, only shareholders of record on the date so fixed shall be entitled thereto, notwithstanding any transfer of shares recorded in the registers of the ~~Company~~Corporation between the record date and the date on which the dividend is paid, the rights allocated or the distribution made.

~~53~~46.        Transfer Agents. The Board of Directors may appoint or remove transfer agents or registrars and make by-laws regarding share transfers and the registration of shares. Any certificate of shares issued following such appointment shall, on pain of invalidity, be countersigned by one of the agents or registrars.

DIVIDENDS

~~54~~47.        Dividends. The Board of Directors may, periodically and in compliance with the law, declare and pay dividends to the shareholders, in accordance with their respective rights.

The Board of Directors may stipulate that a dividend be payable, in whole or in part, in ~~Company~~Corporation stock or property. For such purpose, it may authorize the issuance of shares of the capital stock of the ~~Company~~Corporation as fully paid up or, with the consent of the beneficiaries of such dividend, as partially paid up.

When two or more persons are registered as joint holders of one share, each of them may give a valid receipt for any dividend payable or paid on such share.

FISCAL YEAR

~~55~~48.        Fiscal Year. The fiscal year of the ~~Company~~Corporation shall be determined by the Board of Directors.

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~~COMPANY~~CORPORATION REPRESENTATION FOR CERTAIN PURPOSES

~~56~~49.         Declaration. The President and Chief Executive Officer, the ~~Chairman~~Chair of the Board of Directors, any Vice-President or the Corporate Secretary and each of them or, any other person named by them, shall be authorized and eligible to make answer for the ~~Company~~Corporation to all writs, orders or interrogatories upon articulated facts issued by any court and to declare for and on behalf of the ~~Company~~Corporation any answer to writs of attachment by way of garnishment in which the ~~Company~~Corporation is garnishee and to make all affidavits and sworn declarations in connection therewith or any and all judicial proceedings to which the ~~Company~~Corporation is a party and to make demands for assignment of property or petition for winding-up or receivership orders upon any debtor of the ~~Company~~Corporation and to attend and vote at all meetings of creditors of the ~~Company’s~~Corporation’s debtors and grant proxies in connection therewith.

~~57~~50.        Representation at Meetings. The President and Chief Executive Officer, the ~~Chairman~~Chair of the Board of Directors, any Vice-President and the Corporate Secretary, and each of them, or any other person named by them, shall represent the ~~Company~~Corporation and attend and vote at any and all meetings of shareholders or members of any firm, ~~company~~corporation, legal person, or syndicate in which the ~~Company~~Corporation holds shares or is otherwise interested, and any measure taken or vote cast by them shall be deemed to be the act or vote of the ~~Company~~Corporation.

~~58~~51.        Signature of Documents. Contracts, documents, written acts, including releases and discharges, requiring the signature of the ~~Company~~Corporation may be validly signed by ~~the President and Chief Executive Officer~~any director or any officer of the Corporation as well as by any person authorized ~~by the Company’s politic in force. The Board of Directors may also designate any other person~~ to sign~~, alone or jointly with one or more other persons, and to deliver~~ for and on behalf of the ~~Company all contracts, documents and written acts, and such authorization may be given by~~Corporation pursuant to a resolution ~~in general or specific terms.~~of the Board of Directors or any policy adopted by the Corporation from time to time that addresses the execution of documents.

~~59~~52.        Declarations in the Register. Any director ~~having~~who ceased to hold such office as a result of his/her resignation, removal or for any other reason shall be authorized to sign on behalf of the ~~Company~~Corporation and file with the enterprise registrar an amending declaration under the Act respecting the legal publicity of ~~sole proprietorships, partnerships and legal persons~~enterprises (Quebec) to ~~the effect that he has ceased to be a director,~~remove his/her name from ~~fifteen days after~~ the ~~date of such cessation~~information appearing under the Corporation’s filing on the enterprise register, unless he/she receives ~~proof~~evidence that the ~~Company~~Corporation has filed such ~~a~~ declaration.

MISCELLANEOUS PROVISIONS

~~60~~53.        Repeal. On the effective date of this General By-Laws, the by-laws then in existence shall be repealed. This repeal shall not affect any past application of the former general by-laws, nor the validity of steps taken, resolutions adopted, rights granted or general by-laws made prior to the said repeal. Any contract entered into or commitment made under the former general by-laws shall also remain valid.

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APPENDIX B

RESOLUTION 2020-2 - APPROVAL OF BY-LAW NO. 4

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

BE IT RESOLVED:

1.

That By-Law No. 4 (the “Advance Notice By-Law”) adopted by the Board of Directors of the Corporation, the full text of which is attached as Schedule “A” to Appendix “B” of the management proxy circular of the Corporation dated June 12, 2020, be ratified, confirmed and approved; and

2.

That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his or her, as the case may be, entire discretion, his or her, as the case may be, determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

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SCHEDULE A TO APPENDIX B – BY-LAW NO. 4

THERATECHNOLOGIES INC.

(the “Corporation”)

BY-LAW NO. 4

ADVANCE NOTICE BY-LAW

Introduction

The Corporation is committed to (i) facilitating an orderly and efficient process for holding annual meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Corporation after having been afforded reasonable time for appropriate deliberation.

Objectives

The purpose of this advance notice by-law (the “By-Law”) is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors of the Corporation. This By-Law fixes a deadline by which director nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this By-Law is in the best interest of the Corporation, its shareholders and other stakeholders. This By-Law may be subject to annual review at the discretion of the board of directors of the Corporation (the “Board”), and will reflect changes as required by Applicable Securities Laws (as defined below) or stock exchanges policies, or so as to meet industry standards.

Interpretation

In this By-Law, unless the context otherwise requires:

“Act” means the Business Corporations Act (Québec), including the regulations under the Act, as amended from time to time;

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

“Business Day” means any day excluding Saturday and Sunday or any other day which in Montréal, Québec, is a legal holiday; and

“public announcement” means disclosure in a press release reported by a national news service in Canada or in the United States, or in a document publicly filed by the Corporation under its profile

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on the System of Electronic Document Analysis and Retrieval at www.sedar.com and/or on the Electronic Data-Gathering, Analysis and Retrieval system at www.sec.gov.

Nomination of Directors

1.

Nomination Procedures. Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made:

by or at the direction of the Board, including pursuant to a notice of meeting;

by or at the direction or request of one or more shareholders pursuant to a proposal or a requisition made in accordance with the provisions of the Act and By-Law No. 3; or

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-Law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-Law.

2.

Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the head office of the Corporation.

3.	Timeliness. To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

in the case of an annual meeting of shareholders, not less than thirty (30) days prior to the date of the annual meeting of shareholders or of any postponement or adjournment thereof; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

in the case of a special meeting (which is not also part of an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the date on which the first public announcement of the date of the meeting was made.

4.	Proper Form of Timely Notice. To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

as to each person (a “Proposed Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the Proposed Nominee; (B) the principal occupation or employment of the Proposed Nominee; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the

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Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

as to the Nominating Shareholder giving the notice: (A) the name and address of the Nominating Shareholder and (B) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Proposed Nominee.

5.

Eligibility. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-Law; provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.

Delivery of Notice. Notwithstanding any other provision of this By-Law, notice given to the Corporate Secretary of the Corporation pursuant to this By-Law may only be given by personal delivery or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice) and shall be deemed to have been given and made only at the time it is served by personal delivery or email (at the aforesaid address) to the Corporate Secretary at the address of the head office of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Eastern time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

7.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this By-Law.

SCHEDULE A TO APPENDIX B – BY-LAW NO. 4 MANAGEMENT PROXY CIRCULAR	PAGE 74 THERATECHNOLOGIES INC.

APPENDIX C

RESOLUTION 2020-3 – AMENDMENTS TO SHARE OPTION PLAN

RESOLUTION OF THE SHAREHOLDERS OF

THERATECHNOLOGIES INC. (THE “CORPORATION”)

BE IT RESOLVED:

1.

That Section 2 of the share option plan (the “Option Plan”) be and it is hereby amended to increase by 1,120,000 common shares and to replenish by 2,591,365 common shares the reserve of common shares available for issuance under the Option Plan bringing the total number of common shares reserved for issuance under the Option Plan to 7,700,000 (excluding the common shares issued prior to June 12, 2020 upon exercise of options previously granted under the Option Plan);

2.

That the Corporation be authorized to reserve an additional 3,711,365 common shares in the capital of the Corporation to be issued upon exercise of the additional 3,711,365 options to be granted under the Option Plan; and

3.

That any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his or her, as the case may be, entire discretion, his or her, as the case may be, determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.

APPENDIX C – RESOLUTION 2020-3 AMENDMENTS TO SHARE OPTION PLAN MANAGEMENT PROXY CIRCULAR	PAGE 75 THERATECHNOLOGIES INC.

SCHEDULE A TO APPENDIX C – SHARE OPTION PLAN

SHARE OPTION PLAN

~~LAST UPDATE: APRIL 11, 2017~~

SCHEDULE A TO APPENDIX C - SHARE OPTION PLAN MANAGEMENT PROXY CIRCULAR	PAGE 76 THERATECHNOLOGIES INC.

EFFECTIVE DATE : JUNE 12, 2020

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 77

1.	PURPOSE OF THE PLAN

The Share Option Plan (the ~~“~~“Plan~~”)~~”) is intended to ~~interest key persons toward~~attract, retain and motivate individuals to the success of Theratechnologies Inc~~.~~., on a consolidated basis (the ~~“Company”) by making them~~“Corporation”), to align those individuals ’interests with those of the Corporation’s shareholders and to allow these individuals to participate in the ~~increase of the~~ increased value of the Corporation’s common shares~~.~~ (the “Common Shares”).

2.	CATEGORY AND NUMBER OF SHARES RESERVED UNDER THE PLAN

The ~~shares that~~Common Shares are ~~reserved to be issued under~~ the ~~Plan are common~~ shares of the share capital of the ~~Company (the “Common Shares”).~~Corporation that are reserved for issuance under the Plan. The maximum number of Common Shares that may be issued upon the terms of the Plan shall not exceed ~~6,580,000 Common Shares.~~7,700,000 Common Shares (excluding the Common Shares issued prior to June 12, 2020 upon exercise of previously granted options under the Plan). Upon expiry or cancellation, in whole or in part, of unexercised options, the Common Shares underlying such options shall be available for ~~other options to be granted from time to time~~future option grants under the Plan.

3.	ADMINISTRATION

The Board of Directors of the ~~Company~~Corporation (the “Board”) administers the Plan, provided that, the Board may from time to time solicit and/or accept recommendations regarding the Plan from the Compensation Committee of the Board. Subject to the terms of the Plan, the Board shall have full power and authority to (i) designate the persons who are to receive options under the Plan, (ii) determine the number of options granted, (iii) establish the exercise price of such options, (iv) ~~decide on~~determine the ~~option period~~term of the options, and (v) establish ~~the~~any other ~~conditions~~condition relative to such options. The Board shall have the right to vary the terms upon which options are granted to particular optionees, provided such different terms do not increase the benefits accruing to such optionees hereunder. Any ~~determination~~decision made by the Board regarding the Plan shall be final and conclusive. The day-to-day administration of the Plan may be delegated to such officers and employees of the ~~Company~~Corporation or of any subsidiary of the ~~Company~~Corporation as the Board in its sole discretion shall determine.

4.	TERMS AND CONDITIONS

4.1

Persons Eligible to Receive Options. The persons eligible to receive options under the Plan are ~~the~~ directors, senior executives and key employees of the ~~Company~~Corporation and those of its subsidiaries, as well as researchers and consultants who work on behalf of the ~~Company~~Corporation.

4.2

Number of Options. Each option will entitle the optionee to purchase one Common Share. The total number of options granted to an optionee is determined by the Board, at its sole discretion, except for the following:

4.2.1

~~The~~the total number of Common Shares set aside for the exercise of options under the Plan ~~by~~for any one individual shall not represent, in any circumstances, more than 5% of the ~~Company’s~~Corporation’s issued and outstanding Common Shares;

4.2.2

the total number of Common Shares set aside for the exercise of options under the Plan that may be issued to insiders, as defined in the Securities Act (Ontario) (the “Insiders”), at any time, under all security -based compensation arrangements of the ~~Company~~Corporation, as defined in the Toronto Stock Exchange Company Manual, (the “Security -Based

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 78

Compensation Arrangements”), cannot exceed 10% of the issued and outstanding ~~shares of the Company, as defined in the Toronto Stock Exchange Company Manual (“~~Common Shares (“Shares Outstanding~~”);~~ ”);

4.2.3

the total number of Common Shares set aside for the exercise of options under the Plan issued to Insiders, within any one -year period, under all Security -Based Compensation Arrangements, cannot exceed 10% of the Shares Outstanding; and

4.2.4

the total number of Common Shares ~~issued~~set aside for the exercise of options under the Plan to each non-employee ~~directors~~director, within any one -year period, cannot exceed a value of $100,000, calculated on the date of grant, and an aggregate value of $150,000 under all Security -Based Compensation Arrangements, ~~cannot exceed 0.5% of the Shares Outstanding~~including the Plan.

4.3

Exercise Price. The price at which Common Shares may be purchased under the Plan is determined by the Board on the date an option is granted (the ~~“~~“Grant Date~~”);~~”); provided however, that such price may not be less than the market price of the Common Shares (the ~~“~~“Exercise Price~~”).~~). For the purpose hereof, ~~“~~“market price~~”~~” shall mean:

4.3.1

for options granted to Canadian and non-US resident optionees, the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on the last trading day immediately preceding the relevant Grant Date; ~~and~~

4.3.2	for options granted to U.S. resident optionees, the closing price of the Common Shares on the U.S. NASDAQ stock market (“NASDAQ”) on the last trading day immediately preceding the relevant Grant Date;

4.3.3

if there was no closing price for the Common Shares on the ~~Toronto Stock Exchange~~TSX or NASDAQ, then the market price shall be the ~~average of the bid~~closing price of the Common Shares on the stock exchange on which there was a closing price on the last trading day immediately preceding the relevant Grant Date, applying the exchange rate published by Bloomberg on the last trading day preceding the relevant Grant Date;

4.3.4

if there is no closing price on the TSX and ~~ask quotations for the Common Shares for the five trading days~~NASDAQ, on the last trading day immediately preceding the relevant Grant Date, then the market price shall (i) for Canadian and non-US resident optionees, be the last closing price of the Common Shares on the TSX (or if earlier, the NASDAQ, applying the applicable exchange rate as set forth above) prior to the Grant Date~~.~~, and (ii) for US resident optionees, the last closing price of the Common Shares on the NASDAQ (or if earlier, the TSX, applying the applicable exchange rate as set forth above) prior to the Grant Date; and

4.3.5

If the Common Shares are not publicly traded as of the relevant Grant Date, the fair market value of one Common Share, as determined by the Board, in its sole discretion, by applying principles of valuation with respect thereto (and with respect to US residents, in accordance with Section 409A of the US Internal Revenue Code).

4.4	Conditions. The Board may subject the exercise of the options to certain conditions which it will determine, at its sole discretion.

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 79

4.5

Option Period. The optionee may exercise an option at any time starting on the date determined by the Board until the tenth anniversary of the Grant Date or during any other shorter period determined at the discretion of the Board on the Grant Date (the ~~“~~“Option Period~~”).~~”). All unexercised options expire, and have no effect, ~~following the date of~~after the end of the Option Period (the ~~“~~“Expiry Date~~”),~~”), except in the circumstances where the end of the ~~term of an option~~ Option Period falls ~~within~~during, or within ten business days after the end of, a “blackout” or similar period imposed under applicable laws or under any insider trading policy or similar policy of the ~~Company~~Corporation (the “Blackout Period”) (but not, for greater certainty, a restrictive period resulting from the ~~Company~~Corporation or its Insiders being the subject of a cease trade order of a securities regulatory authority). ~~In such circumstances,~~Where the ~~Option Term~~end of the Option Period falls during, or within ten business days after the end of a Blackout Period, the Option Period shall automatically be extended to end on the tenth (10th) business day after the end of such ~~blackout period (the “~~Blackout ~~Expiration Term”).~~ Period.

4.6

Methods of Payment. The optionee may, during the Option Period, elect to exercise any or all of the options then granted and not previously exercised by delivering to the ~~Company~~Corporation payment in full of the Exercise Price (in the applicable currency) accompanied by a completed purchase form, substantially in the form provided in Schedule A hereto. ~~Subject to Section 5, options may only be exercised in increments of 100.~~ Payment of the Exercise Price may be made by cash, cheque, certified cheque, cheque from a recognized brokerage firm, bank draft or money order payable to the ~~Company~~Corporation, or any other method of payment approved by the Board~~, subject to Subsection 4.7.~~.

~~Loan. Any optionee may obtain from the Company, upon the exercise of an option, a loan with or without interest, within the limit and in accordance with the terms established by the Board, to pay the Exercise Price of the Common Shares subscribed under the Plan. This loan shall be repayable upon the terms prescribed by the Board. The optionee paying the Exercise Price of the Common Shares using this loan shall sign a promissory note and pledge or hypothecate the Common Shares in favour of the Company as a security for the repayment of the loan and the interest thereon, if any. The Common Shares shall be discharged of the pledge or hypothec, as the case may be, upon the terms determined by the Board.~~

~~In the event of death of an optionee, the balance of the loan must be repaid within six months after the date of death and no new loan may be granted upon the exercise of options after the date of the optionee’s death.~~

~~If an optionee retires, the balance of the loan must be repaid within twelve months of the date of retirement and no new loan may be granted upon the exercise of options after the date of retirement.~~

~~If the employment, research project or consulting agreement of an optionee terminates for any cause other than death or retirement, the balance of the loan must be repaid within ninety days of the date of termination of employment, research project or consulting agreement and no new loan may be granted upon the exercise of options after the date of termination of employment, research project or consulting agreement.~~

4.7

Termination of an Optionee’s Employment. If the ~~employment, research project or consulting agreement of an~~ optionee ~~terminates for any cause~~ceases to be an employee, researcher or consultant, as the case may be, other than for death, after the Effective Date (as defined below) but prior to the Expiry Date (a ~~“~~“Termination of Employment~~”),~~ ”), the optionee may exercise any or all of the unexercised vested options ~~may be exercised,~~as at the date of the Termination of Employment at any time ~~during a period of 180 days~~ until the earlier of (i) twelve (12) months following the date of Termination of Employment ~~of the optionee, or any other shorter period at the discretion of the Board~~, and (ii) the Expiry Date.

For the purposes of the Plan, the transfer of an optionee to another position ~~or project~~ within the ~~Company~~Corporation or a subsidiary ~~is not~~thereof, or from the position of employee of the

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 80

Corporation to a consultant of the Corporation shall not be considered a Termination of Employment.

~~4.1~~	~~All unexercised options shall be cancelled at a meeting of the Board following the end of the period granted above for the exercise of the options.~~
~~4.9~~4.8

Non-Employee Director Ceasing to Act as Director. If a non-employee director ceases to act as a director of the ~~Company~~Corporation, other than for death, after the Effective Date but prior to the Expiry Date, such non-employee director may exercise~~,~~ any or all unexercised options which are vested on the date he/she ceased to act as a director of the Corporation at any time ~~during a period of 180 days~~until the earlier of (i) twelve (12) months following ~~following~~ the ~~announcement~~public disclosure of the quarterly ~~results~~financial statements of the Corporation made after the date such director ~~ceases~~ceased to act as such, and ~~prior to~~(ii) the Expiry Date~~, any or all unexercised options which are vested on the date he ceased to act as a director~~.

~~4.10~~4.9

Rights in the Event of an Optionee’s Death. In the event of the death of an optionee while he/she is still a director, executive officer, key employee or researcher or consultant, as the case may be, under contract with the Corporation or its subsidiaries, but prior to the Expiry Date, such optionee’s legal personal representative(s) may exercise~~, at any time during a period of one (1) year after the date of the optionee’s death, or any other period at the discretion of the Board, but before the Expiry Date,~~ any or all unexercised options which are vested on the date of the optionee’s death at any time until the earlier of (i) twelve (12) months following the optionee’s death, and (ii) the Expiry Date.

~~4.11~~4.10

No Employment Guaranty. Nothing in the Plan shall confer upon the optionee the continued right to be employed by the ~~Company~~Corporation or its subsidiaries or the right to ~~render~~provide services to the ~~Company~~Corporation or, in the case of a researcher, the continued right to be employed by the University and its affiliated centres or interfere in any way with the right of the ~~Company~~Corporation or the University and its affiliated centres to terminate an optionee’s employment or agreement at any time and for any reason.

~~4.12~~4.11

No Shareholder Rights. An optionee shall have no rights as a shareholder with respect to the Common Shares underlying such optionee’s options until the date ~~of issue of~~ such Common Shares are issued to the optionee as fully paid-up Common Shares following the exercise by the optionee of such options~~, and only after such Common Shares shall have been fully paid~~.

~~4.13~~4.12

Transfer and Assignment. The optionee’s rights with respect to the options granted under the Plan ~~are~~may not ~~assignable~~be assigned or ~~transferable~~transferred by the optionee or ~~capable of~~ being ~~the~~ subject ~~of~~to any ~~other~~form of alienation, sale, pledge, hypothec or other encumbrance ~~by such~~ . The foregoing prohibition does not prevent an optionee ~~other than a~~to transfer its rights to its legal personal representative(s) by will or by law ~~and except by an order of~~or if a court ~~of competent jurisdiction.~~order is issued ordering the transfer of such rights to a third party. Vested options are exercisable by the optionee only during the optionee’s lifetime ~~only by the optionee.~~. The obligations of each optionee shall be binding on ~~the~~his/her heirs and executors.

~~4.14~~4.13

Compliance with Applicable Securities and Other Laws. Options may be exercised only to the extent that the ~~Company~~Corporation has obtained the necessary approvals under applicable securities and other laws governing the issue and sale by the ~~Company~~Corporation of its Common Shares to optionees.

~~4.15~~4.14	Tax Withholding. The Corporation shall have the right and power to require an optionee to remit in cash to the Corporation promptly upon notification of the amount due, an amount to satisfy the

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 81

minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any option under this Plan. No Common Shares shall be issued upon an exercise of an option unless and until arrangements satisfactory to the Board shall have been made to satisfy the statutory minimum withholding tax obligations applicable with respect to such exercise. The Corporation may defer issuance or delivery of common Shares until such requirements are satisfied.

5.	ADJUSTMENTS

Subject to any regulatory approval or notification required by applicable law or stock exchange guidelines, upon the happening of any of the following events, an optionee’s rights with respect to an option granted under the Plan shall be adjusted as hereinafter provided:

5.1

Subdivision, Redivision or Change into a Greater Number. In the event of any subdivision, redivision or change of the Common Shares into a greater number of shares at any time, or in the case of the issue of shares of the ~~Company~~Corporation to the holders of its outstanding Common Shares by way of a share dividend or share dividends, the number of Common Shares deliverable by the ~~Company~~Corporation upon the exercise of an option shall be increased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, redivision or change.

5.2

Consolidation or Change into a lesser Number. In the event of any consolidation or change of the Common Shares into a lesser number of shares at any time, the number of Common Shares deliverable by the ~~Company~~Corporation upon the exercise of an option shall be decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such consolidation or change.

5.3

Reclassification. In the event of any reclassification of the Common Shares, an optionee shall accept, at the time of the exercise of options, in lieu of the number of Common Shares in respect of which the options are being exercised, the number of shares of the ~~Company~~Corporation of the appropriate class or classes as the optionee would have been entitled as a result of such reclassification had the options been exercised before such reclassification.

~~(viii)~~

5.4         Amalgamation, Acquisition by an Entity, Sale of Assets. Subject to Subsection 5.5, if the ~~Company~~Corporation is to be amalgamated with or acquired by another entity in a merger, sale of all or substantially all of its assets or otherwise (an ~~“~~“Acquisition~~”),~~”), the Board shall, as to outstanding options, either (i) make appropriate provisions for the continuation of such options by substituting on an equitable basis for the shares then subject to such options the consideration payable with respect to the outstanding Common Shares in conjunction with the Acquisition; or (ii) upon written notice to the optionees, provide that all options must be exercised, to the extent they are then exercisable, within a specified number of days of the date of such notice, at the end of which period the options shall terminate; or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options (to the extent they are then exercisable) over the Exercise Price thereof.

~~(ix)~~

5.5         Offer to purchase. Notwithstanding Subsection 5.4 hereof, if an offer to purchase all of the outstanding Common Shares is made, all options which are not vested shall, from the date of the offer, be exercisable notwithstanding any provision to the contrary at the time of the grant.

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 82

~~(x)~~

5.6             Dissolution or liquidation. In the event of the proposed dissolution or liquidation of the ~~Company~~Corporation, all options will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Board.

~~(xi)~~

5.7         No adjustments. Except as expressly provided herein, no issue by the ~~Company~~Corporation of shares of any class, or securities convertible into shares of any class, shall affect the number or Exercise Price of the Common Shares underlying the options and no modification shall be made with respect to the number or Exercise Price of the Common Shares underlying the options under the Plan. No adjustments shall be made for dividends paid in cash or in property other than securities of the ~~Company~~Corporation or its subsidiaries.

~~(xii)~~	5.8 No fraction. No fractional shares shall be issued under the Plan and the optionee shall receive from the ~~Company~~Corporation cash in lieu of such fractional shares.

5.9

Appropriate adjustments.  Upon the ~~occurence~~occurrence of any of the foregoing events described in Subsections 5.1, 5.2, 5.3 and 5.4 above, the class and aggregate number of shares set forth in Section 2 underlying the options which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such subsections. The Board or the Successor Board shall determine the specific adjustments to be made under this Section 5 and its determination shall be conclusive.

6.	AMENDMENT AND TERMINATION

6.1

Subject to Section 6.3, the Board may amend, suspend or terminate the Plan, or any outstanding option, or any portion of the Plan or of an option, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan and options without seeking shareholder approval:

a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or NASDAQ);

c)	amendments necessary in order for options to qualify for favorable treatment under applicable taxation laws;

d)	amendments respecting administration of the Plan;

e)

any amendment to the vesting provisions of the Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

f)	any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an Insider of the Corporation;

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 83

g)

any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

h)	any amendment to the financing terms of a loan made to an optionee to exercise his/her options;

i)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

j)	amendments necessary to suspend or terminate the Plan; and

k)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Plan.

6.2	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board implementing the Plan or granting options under the Plan:

6.2.1

in the event there occurs a transaction contemplated under Section 5.4 or Section 5.6 of the Plan, the Board shall have the right, upon written notice to each optionee, to determine, in the Board’s sole discretion, that all options held by such optionees may be exercised within a specified number of days of the date of such notice, and that upon the expiry of such period, all rights of optionees to options under this Plan or to exercise same (to the extent not theretofore exercised) shall terminate and that all such options shall cease to have further force or effect whatsoever; and

6.2.2

the Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of an optionee’s employment for any reason, including death, shall not apply for any reason acceptable to the Board.

Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

~~8~~6.3	Approval by a majority of the voting shareholders present at a duly called shareholder meeting is required for the following amendments:

a)	any increase to the number of Common Shares that may be issued under the Plan;

b)	the reduction of the Exercise Price of options or the cancellation and reissue of options to the same individual within a period of 6 months;

c)	the extension of the Option Period of options;

d)	the extension of the Blackout Expiration Term provided for in Section 4.5;

e)	any transfer and assignment of options other than pursuant to Section ~~4.13; and~~4.11;

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 84

f)	the removal or increase of limits to the number of options that may be granted to non-employee directors~~.~~; and

g)	any amendment to this Section 6.3.

~~9~~6.4	No amendment of the Plan or options may contravene the requirements of any competent regulatory authority to which the Plan or the ~~Company~~Corporation is now or may hereafter be subject to.

~~10.~~6.5	With regard to the approval of amendments mentioned in Sections 6.3 b) and c) votes attached to Shares beneficially owned by the Insider may never be included.

~~11~~6.6

The shareholders’ approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Common Shares are issued pursuant to the amended terms.

7.	GOVERNING LAW

The Plan and the options granted under the Plan shall be construed in accordance with and be governed by the laws of the Province of Quebec.

8.	EFFECTIVE DATE

The Plan came in effect on December 6, 1993. It was approved by the ~~Directors~~Board on December 6, 1993, by the regulatory authorities on December 8, 1993 and by the shareholders on March 29, 1995. It was ~~modified~~amended by the ~~Directors~~Board on ~~eleven~~twelve occasions, being July 18, 1994, February 20, 1995, September 26, 1996, July 27, 1998, December 15, 1998, February 16, 1999, March 15, 2001, March 14, 2003, February 8, 2007, April 15, 2016 ~~and~~, April 11, 2017~~.~~ and June 12, 2020 (the “Effective Date”). These changes were approved by the shareholders on ~~seven~~eight occasions, being March 26, 1997, April 22, 1999, May 10, 2001, May 7, 2003, March 29, 2007, May 17, 2016 ~~and~~, May 16, 2017 and July 16, 2020.

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 85

Schedule A

THERATECHNOLOGIES INC.

SHARE OPTION PLAN – PURCHASE FORM

SECTION A – PURCHASE REQUEST – TO BE COMPLETED BY OPTIONEE

Name:

Mailing Address:

Office telephone:

Current Position in ~~Company~~Corporation:

Date of Grant	Number of Options Granted	Number of Options Exercised Hereby*	Exercise Price	Purchase Price

Total Purchase Price:

Method of Payment:

I hereby elect to exercise the number of options to purchase Common Shares of Theratechnologies Inc. as indicated above~~*.~~.

Signature:	Date:

SECTION B – VERIFICATION – TO BE COMPLETED BY THE ~~COMPANY~~CORPORATION

I hereby certify that the above individual is eligible to exercise the number of options as indicated above and acknowledge receipt of payment therefore.

Signature:	Date:

INFORMATION FOR TAX PURPOSES Market value of Common Shares on exercise date:

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 86

SECTION C – RECEIPT OF COMMON SHARES I acknowledge receipt of certificate numbers: Signature: Date:
PLEASE RETAIN FOR TAX PURPOSES

THERATECHNOLOGIES INC. – SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 87

Schedule A

THERATECHNOLOGIES INC.- SHARE OPTION PLAN LAST UP-DATE: ~~APRIL 11, 2017~~JUNE 12, 2020	PAGE 88

APPENDIX D

MANDATE OF THE BOARD OF DIRECTORS

I.	Role

The Corporation’s Board of Directors (the “Board”) is ultimately responsible for the stewardship of the Corporation and executes its mandate directly or after considering recommendations from its related committees and Management.

Management is responsible for the Corporation’s day-to-day activities and is charged with realizing strategic activities approved by the Board within the scope of its authorized business activities, capitalization plan and Corporation directives. Management must report regularly to the Board on matters relating to short-term results and long-term development activities.

II.	Obligations and Responsibilities

The Board carries out the functions, performs duties and assumes the responsibilities entrusted by the laws and regulations. The Board may delegate some of its responsibilities to Board committees and Management within the scope of the Corporation’s General By-laws, the laws and the regulations. Therefore, day-to-day management of the Corporation’s activities is entrusted to Senior Management, which reports directly to the Board. One of the key functions of the Board is to appoint the senior management team.

The functions and duties of Board members include, without limitation, the following functions and duties:

A.	Appointment, assessment, succession planning of Senior Management

1.	Select and appoint the President and Chief Executive Officer of the Corporation.

2.	Oversee the appointment of other members of Senior Management.

3.	Ensure that the Corporation has a succession plan for the President and Chief Executive Officer.

4.	Monitor the performance of the President and Chief Executive Officer and other Executive Officers, with respect to pre-established objectives.

B.	Compensation of Directors

1.	Establish the compensation of Directors.

C.	Strategic Direction and Planning

1.	Adopt the Corporation’s strategic planning process.

2.	Approve the Corporation’s strategic plan and review Senior Management’s performance in implementing the plan.

3.	Review the strategic plan annually, taking into account opportunities and risks, and monitoring the Corporation’s performance against the plan.

APPENDIX D - MANDATE OF THE BOARD OF DIRECTORS MANAGEMENT PROXY CIRCULAR	PAGE 89 THERATECHNOLOGIES INC.

4.	Review and approve the Corporation’s annual plans towards financing the strategic plan.

5.	Review and approve the Corporation’s annual operating budget.

6.	Identify key business risks facing the Corporation and the implementation of appropriate systems to manage these risks.

7.	Discuss with Management how the strategic environment is changing and the key strategic issues.

D.	Corporate Behaviour and Governance

1.	Develop an approach to corporate governance, including the determination of principles and guidelines for the Corporation.

2.

Obtain reasonable assurance of the integrity of the President and Chief Executive Officer and other senior members of Management, and that they uphold principles of integrity within the ranks of the Corporation.

3.	Oversee the implementation of a Corporation disclosure policies and procedures.

4.	Monitor the integrity of the Corporation’s internal controls and disclosure systems.

5.	Be available to receive feedback from stakeholders, which must be provided in writing, at the Corporation’s head office, bearing the mention “Confidential”.

E.	Personal Behaviours

1.	Keep up to date with the regular programs and employees of the Corporation.

2.	Upon request, join a committee and actively participate at its meetings.

3.	Be accessible, at least by telephone, to personnel and other Corporation Directors, as required.

4.	Keep confidential information discussed during meetings.

5.	Attend regular and special Board meetings.

6.	Get to know other members of the Board and promote collegial decision-making.

III.	External Advisors

In discharging its duties and responsibilities, the Board is empowered to retain external legal counsel or other external advisors, as appropriate. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Board

The Board consists of such number of Directors as the Board may determine from time to time by resolution. The Board must assure itself that it is composed of Directors that are sufficiently familiar with the business of the Corporation, and the risks it faces, to ensure active and effective participation in the deliberations of the Board. Directors should have diverse backgrounds and personal characteristics and traits as well as

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competencies and expertise that add value to the Corporation. Finally, a majority of the Directors must be independent for the purposes of National Policy 58-201 Corporate Governance Guidelines.

V.	Board Meeting Procedures

The Board follows the procedure established in the Corporation’s General By-Laws.

VI.	Records

The Corporation’s Secretary keeps the records required by law and any other relevant document.

VII.	Effective Date

This written mandate was adopted by the Directors at its February 8, 2006 Board meeting.

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APPENDIX E

DIRECTOR ORIENTATION AND CONTINUING EDUCATION POLICY

The Board must first ensure that every new nominee as Director possesses the necessary skill, expertise, availability and knowledge to properly fulfil its mandate. Once a Director is effectively elected, the Chairman of the Board, the President and Chief Executive Officer and Secretary provide him with the specific information required for a well-informed contribution.

I.	Purpose

The purpose of this Director Orientation and Continuing Education Policy (the “Policy”) is to set forth the Corporation’s process of orientation for newly appointed Corporation Directors to familiarize them with the role of the Corporation’s Board of Directors, its committees, its directors, and the nature and operation of the Corporation’s business activities. The Policy also indicates the elements of continuing education of the Board of Directors to ensure the Corporation Directors maintain the skill and knowledge necessary to fulfill their obligations as directors.

II.	Orientation of New Directors

Newly appointed Directors first meet with the Chairman of the Board to discuss the functioning of the Board of Directors. Then, they meet with the President and Chief Executive Officer to discuss the nature and operation of the Corporation’s business activities. As required, meetings may be set up with other Senior Managers to further clarify some of the Corporation’s business activities. Finally, the Secretary provides new directors with the following documents:

A.

Copies of Board meeting minutes and written resolutions since the beginning of the fiscal year (which may include those of the preceding fiscal year, depending of the date of appointment), including a copy of the minutes of the last annual meeting;

B.	A schedule of Board Meetings for the year;

C.	The disclosure policies and procedures and the “Undertaking” form (for signature);

D.

The policy on insider trading in force at Theratechnologies (with mention to register as an insider with the Canadian securities agency through SEDI.ca and to prepare an initial insider report within ten (10) days following appointment);

E.	Theratechnologies’ Share Option Plan;

F.	The latest annual report and accompanying information on Theratechnologies (fact sheet, latest press releases, latest annual information form and corporate presentation);

G.	The Director Disclosure Form (to complete and return within afforded time);

H.	The General By-Laws, the Board’s written mandate, the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Charter; and

I.	The Directors and Senior Management coverage and compensation.

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III.	Continuing Education

The following actions are taken to ensure the continuing education of Directors:

A.	Management provides Directors, from time to time, with pertinent articles and books relating to the Corporation’s business, its competitors, corporate governance and regulatory issues;

B.	Key Corporation executives make regular presentations to the Board on business activities;

C.

Certain consultants present to the Board on matters relevant to their role and duties. Consultants such as insurance brokers presenting on risks faced by the Corporation or consultants presenting a long-term strategy for the Corporation;

D.	The Secretary offers Directors continuing education in the form of presentations on new legal and regulatory requirements that impact the Board.

IV.	Review

This Policy is reviewed and modified when the Board of Directors considers it necessary and desirable.

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APPENDIX F

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

I. Mandate

The Nominating and Corporate Governance Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	Recruit candidates for the Board;

B.	Review the size of the Board;

C.	Composition of the Board;

D.	Function of the Board;

E.	Orientation and education of Board members;

F.	Succession planning; and

G.	Governance.

II. Obligations	and Duties

The Committee carries out the duties usually entrusted to a Nominating and Corporate Governance Committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Recruit Candidates for the Board

1.	Identify potential candidates as members of the Company’s Board of Directors. In so doing, the Committee will consider:

a.	independence of candidates under the terms of National Policy 58-201 on corporate governance;

b.	gender diversity;

c.

the competencies, skills and personal characteristics sought in candidates. The Committee will determine what it considers necessary by assessing competencies, skills and personal characteristics of the candidates in relation to: (1) those generally required by the Board; (2) those already present in other Board members; and (3) those which are a welcome addition; and

d.	the availability of candidates.

2.

All Board members may submit to the Committee potential candidates for membership, and the Committee shall review such candidates in light of above described competencies and skills desirable for the Board.

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3.	The Committee shall proceed as follows for the recruitment of candidates:

a.

when determined by the Committee and the Board of Directors that Board vacancies must be filled or new members are desirable, the Chair of the Board of Directors shall make contact with candidates that have been identified by the Committee per the above described criteria;

b.	upon a positive evaluation by the Chair of the Board of Directors and positive reaction from the candidate, at least two (2) members of the Board shall meet with the candidate; and

c.

upon a positive evaluation by the two (2) Board members and the continuing interest of the candidate, the Committee shall make a recommendation to the Board of Directors, providing all pertinent background information for analysis and discussion by the Directors.

B.	Board Size

The Board must be composed of 3 to 20 directors, as per the Company’s Articles of Incorporation and the Law. As provided under the terms of the Company General By-Laws, the Board shall exercise its power to establish by resolution the exact number of directors. In this regard, the duties of the Committee are as follows:

1.	Examine the size of the Board annually in view of assessing its effectiveness.

2.	Consider modifications to the number of constituting members and issue its recommendations to the Board.

C.	Composition of the Board

1.

Ensure that the Board is composed of Directors that are sufficiently familiar with the business of the Company, and the risks it faces, to ensure active and effective participation in the deliberations of the Board.

2.	Ensure that Directors have diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company.

3.	Ensure that a majority of the directors are independent directors for the purposes of National Policy 58-201 Corporate Governance Guidelines.

D.	Board Functioning

1.	Examine the Board’s functions and issue recommendations as to its obligations and role. Among others, the Committee must regularly review the Board’s written mandate.

2.	Determine and review, as needed, the roles and mandates of Board committees and issue recommendations.

E.	Orientation and Continuing Education of Board Members

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Develop an orientation and continuing education policy for Directors.

F.	Succession Planning

1.	Develop and monitor succession plans for the Board.

2.

G.	Governance

1.	Follow corporate governance developments and, as required, advise the Board of appropriate actions.

2.	Examine appropriate actions to promote ethical business conduct, issue relevant recommendations to the Board and oversee their implementation.

3.	Examine conflict of interest issues that may be brought to the attention of the Board and offer solutions.

III. External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV. Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company, as determined by the Board in accordance with applicable laws, rules and regulations.

V.          Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next Annual General Meeting of Shareholders, or until successors are so appointed.

VI. Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII. Chair

The Board appoints the Committee Chair who will call and chair the meetings. The Chair reports to the Board the deliberations of the Committee and its recommendations.

VIII. Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chair. The Secretary is the guardian of the Committee’s records, books and archives.

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IX. Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chair, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone else to carry out this duty.

X. Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI. Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII. Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII. Effective Date

This charter was adopted by the Directors during the February 8, 2006 Board meeting and amended during the February 7, 2017, August 7, 2019 and December 10, 2019 Board meetings.

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APPENDIX G

COMPENSATION COMMITTEE CHARTER

I.            Mandate

The Compensation Committee (the “Committee”) is responsible for assisting the Corporation’s Board of Directors (the “Board”) in overseeing the following:

A.	Compensation of Senior Management;

B.	Assessment of Senior Management, including an overview and monitoring of the yearly objectives of the Chief Executive Officer (the “CEO”) and other members of Senior Management;

C.	Compensation of Directors;

D.	Stock option grants;

E.	Overall increase in total compensation; and

F.	Review of the succession plan covering the CEO and other members of senior management, including the assessment of the risks related thereto.

II.            Obligations and Duties

The Committee carries out the duties usually entrusted to a compensation committee and any other duty assigned from time to time by the Board. Specifically, the Committee is charged with the following obligations and duties:

A.	Compensation of Senior Management
1.

Develop a compensation policy for the Corporation’s senior management, notably the Senior Management compensation structure, annual salary adjustments as well as the creation and administration of short and long-term incentive plans, stock options, indirect advantages and benefits proposed by the CEO. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.

2.	Review and establish all forms of compensation to senior management.

3.	Oversee, as required, employment contracts and terminations of senior management, notably severance pay.

4.	Oversee the Corporation’s annual report on senior management compensation part of the Corporation’s continuous disclosure requirements under applicable laws and regulations.

B.	Assessment of Senior Management
1.	Develop a written position description for the CEO.

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2.	Establish general objectives annually for the CEO of the Corporation and for other members of senior management.

3.

Examine and annually assess the objectives of the CEO set by this Committee as well as those of each member of Senior Management set by the CEO, including a mid-year monitoring exercise of these objectives.

4.	Examine, in collaboration with the CEO, the annual performance assessment of other senior managers.

C.	Compensation of Directors
1.	Recommend to the Board approval of the Director’s Compensation Policy.

2.	Examine the compensation of Directors in relation to the risks and duties of their position.

D.	Stock Option Grants
1.	Oversee, review as needed and recommend Board approval of the Corporation Share Option Plan.

2.	The Committee may delegate, at its discretion, the plan’s administration to members of the Corporation’s senior management and employees.

3.	Examine, oversee and recommend Board approval of stock option grants, specifically:

a.	the people to whom options are granted;

b.	the number of options granted;

c.	the exercise price of the options;

d.	the exercise period of the options; and

e.	all other conditions relating to options granted.

E.	Overall Increase in Total Compensation
1.	Approve annually the Corporation’s increase in overall compensation.

F.	Succession Plan
1.	Develop and monitor succession plan for the CEO and other members of senior management.

2.	Evaluate and recommend to the Board succession plans for the CEO and other members of senior management and oversee the implementation of such succession plans.

3.	Assess the risks related to the CEO’s and other members of senior management’s departure, resignation, retirement, long-term disability or sudden death.

III.            External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. Before retaining or seeking advice from external legal counsel or other external advisors (other than the Corporation’s in-house counsel), the Committee must take into consideration the six factors specified in NASDAQ Listing Rule 5605(d)(3)(D) or any successor provision

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thereto. The Committee shall set the compensation, and oversee the work, of the external legal counsel or other external advisor. The Corporation shall provide the necessary funds to secure the services of such advisors.

IV.            Composition of Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Corporation, as determined by the Board, in accordance with applicable laws, rules and regulations.

V.             Minimum Meeting Requirements

The Committee shall meet at least twice per year to discharge its duties, including a mid-year review to monitor and assess the yearly objectives of the CEO and that of the other members of Senior Management.

VI.            Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of shareholders, or until successors are so appointed.

VII.          Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VIII.         Chairman

The Board appoints the Committee Chairman who will call and chair the meetings.

IX.            Secretary

Unless decided otherwise by resolution of the Board, the Secretary of the Corporation shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

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X.            Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

XI.           Quorum and Vote

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XII.          Records

The Committee keeps records that are deemed necessary for its deliberations and reports to the Board on its activities and recommendations on a regular basis.

XIII.         Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIV.         Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the February 8, 2006, August 7, 2019 and December 10, 2019 Board meetings.

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APPENDIX H

AUDIT COMMITTEE CHARTER

I.            Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor;

D.	the supervision of the Company’s Risk Management; and

E.	the review and approval of related party transactions.

II.            Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

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a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of proforma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

a.	all critical accounting policies and practices used by the Company;

b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

c.	the external auditors’ report to the Committee on the planning of external auditing; and

d.	the external auditors’ report to the Committee on the auditing results.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study-related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

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2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

6.	At least annually, obtain and review a report by the external auditor describing:

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a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

E.	Review and Approval of Related Party Transactions

Review, approve and oversee any transaction between the Company and any related person (as defined in NASDAQ Listing Rule 5630) for potential conflicts of interest on an ongoing basis.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the

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Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience that leads to financial sophistication, as determined by the Board. No member of the Committee shall have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of

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votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Annual Review

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

XIII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006, February 25, 2015 and August 7, 2019 Board meetings.

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